

Earnings Release and Supplemental Report

first quarter 2019

Discovery Village at Naples
Naples, FL

TABLE OF

Contents

HCP Reports First Quarter 2019 Results

IRVINE, CA, May 1, 2019 -- HCP, Inc. (NYSE: HCP) today announced results for the first quarter ended March 31, 2019. For the quarter, we generated net income of $0.13 per share, NAREIT FFO of $0.43 per share, FFO as adjusted of $0.44 per share and blended Total Portfolio SPP Cash NOI growth of 3.0%.

FIRST QUARTER 2019 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Acquired a $445 million portfolio of nine recently-built, continuum of care, senior housing communities concentrated primarily in Florida and operated by Discovery Senior Living ("Discovery")

– Acquired a $113 million portfolio of three recently-built senior housing communities in California operated by Oakmont Senior Living ("Oakmont"), and converted four existing high-quality Oakmont-operated communities in California from triple-net leases to RIDEA structures

– Completed the conversion of 18 senior housing communities operated by Sunrise Senior Living ("Sunrise") from triple-net leases to RIDEA structures

– Added three new medical office developments with a total estimated spend of $70 million to our HCA Healthcare ("HCA") development program

– Closed on the previously announced life science acquisition of 87 CambridgePark Drive for $71 million and an adjacent land site, 101 CambridgePark Drive, for consideration of up to $27 million

– Received a credit rating upgrade from Moody's to Baa1 from Baa2

– Published our 8th annual Sustainability Report aligned with the Global Reporting Initiative ("GRI"), highlighting our environmental, social and governance ("ESG") goals and achievements

– Reaffirmed full-year 2019 FFO as adjusted and total portfolio SPP Cash NOI guidance

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2019		Three Months Ended March 31, 2018	
	Amount	Per Share	Amount	Per Share
Net income (loss), diluted	$ 61,029	$ 0.13	$ 39,841	$ 0.08
NAREIT FFO, diluted	207,831	0.43	219,434	0.47
FFO as adjusted, diluted	213,805	0.44	229,063	0.48
FAD, diluted	193,265		201,736	

NAREIT FFO, FFO as adjusted, FAD, and SPP Cash NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance of real estate investment trusts (refer to the "Funds From Operations" and "Funds Available for Distribution" sections of this release for additional information). See "March 31, 2019 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the Investor Relations section of our website at http://ir.hcpi.com/financial-reconciliation.

SAME PROPERTY PORTFOLIO OPERATING SUMMARY

The table below outlines the year-over-year three-month SPP Cash NOI growth:

Year-Over-Year Total SPP Cash NOI Growth

	Three Month	% of SPP
Senior housing	(0.7%)	33.7%
Life science	6.5%	25.1%
Medical office	4.2%	35.5%
Other non-reportable segments ("Other")	2.4%	5.7%
Total Portfolio	**3.0%**	**100.0%**

TRANSACTION UPDATES

DISCOVERY PORTFOLIO ACQUISITION

In April 2019, HCP acquired a portfolio of nine senior housing properties with a total of 1,242 units for $445 million. This relationship-driven acquisition is comprised of modern, highly-amenitized physical plants with an average age of three years. The properties are located in high-growth markets in Florida (7), Georgia (1) and Texas (1) and offer 649 independent living units, 420 assisted living units, and 173 memory care units, with current occupancy of 79%. The initial capitalization rate is in the low-4% range and is projected to increase to approximately 6% as the newly developed properties achieve stabilization.

In conjunction with the acquisition, HCP agreed to provide up to $40 million of junior financing on four new developments to be developed and operated by Discovery representing 724 units. HCP will receive a purchase option to acquire each project at a 6.25% cap rate on stabilized NOI. Three of these developments are campus expansions of the properties that HCP acquired in the $445 million portfolio acquisition.

This transaction expands HCP's relationship with Discovery, a best-in-class, regionally focused operator who excels in developing and operating large continuum of care campuses in the Southeast and Texas.

OAKMONT PORTFOLIO ACQUISITION AND RIDEA CONVERSIONS

In May 2019, HCP expanded its relationship with Oakmont by acquiring three newly-built senior housing communities in attractive markets in California for $113 million. The portfolio includes 132 assisted living units and 68 memory care units, with current occupancy of 98%. As part of this transaction, HCP assumed $50 million of secured debt. The year one capitalization rate is in the mid-5% range.

HCP also converted four existing, high-quality and high-performing Oakmont-operated communities in California from triple-net leases to RIDEA structures, effective May 1, 2019.

Oakmont continues to be a partner of choice and an operator HCP has targeted for growth, due to their capabilities and strong track-record as a California-based operator and developer.

SUNRISE RIDEA CONVERSIONS

During the first quarter of 2019, we completed the conversion of 18 senior housing communities operated by Sunrise, from triple-net leases to RIDEA structures. The conversion better aligns our interest with Sunrise, removes a cumbersome legacy lease structure, and improves the real estate quality and diversification of our SHOP portfolio. HCP expects to convert an additional 17 Sunrise triple-net lease properties to RIDEA structures in 2019. Sunrise will remain the operator on all 35 properties.

87 & 101 CAMBRIDGEPARK DRIVE

During the first quarter of 2019, we acquired 87 CambridgePark Drive, a 100% leased, 64,000 square foot life science property for $71 million. We also acquired the adjacent land parcel and development rights at 101 CambridgePark Drive for consideration of up to $27 million. These investments add meaningful scale to our life science presence in Boston and expand our relationship with leading local owner and operator, King Street Properties.

DEVELOPMENT UPDATES

MEDICAL OFFICE DEVELOPMENT PROGRAM WITH HCA

As part of the development program with HCA, we signed definitive agreements on three additional development projects.

- **Brentwood:** A 119,000 square foot, six-story Class A medical office building, adjacent to one of HCA's corporate offices, in Nashville, Tennessee, with an estimated cost of $36 million. HCA has committed to lease 49% of the space, which will include an ambulatory surgery center.

- **Ogden:** A 70,000 square foot, four-story Class A medical office building on the campus of Ogden Regional Medical Center ("Ogden Regional") in Ogden, Utah, with an estimated cost of $18 million. Ogden Regional is operated by MountainStar Healthcare, a division of HCA, and is a leading hospital in the market. HCA will anchor the development and has committed to lease 66% of the space.

- **Lee's Summit:** A 52,000 square foot, three-story Class A medical office building, located on the campus of Lee's Summit Medical Center, in Lee's Summit, Missouri, with an estimated cost of $16 million. In 2018, Lee's Summit Medical Center completed a $21 million hospital expansion, further growing HCA's commitment to the community. HCA will anchor the project and has committed to lease 50% of the space.

Construction on these development projects is expected to commence in the second quarter of this year.

BALANCE SHEET AND CAPITAL MARKET ACTIVITIES

Year-to-date, we sold 5.1 million shares of common stock under our ATM program, via forward sales agreements, at an initial weighted average net price of $31.02 per share. We expect to settle the forward contracts over the next 12 months to fund acquisition and other investment activities.

At March 31, 2019, we had $1.7 billion of availability under our $2.0 billion credit facility.

DIVIDEND

On April 25, 2019, we announced that our Board declared a quarterly cash dividend of $0.37 per common share. The dividend will be paid on May 21, 2019 to stockholders of record as of the market close on May 6, 2019.

SUSTAINABILITY

In March 2019, we published our 8th annual Corporate Sustainability Report highlighting the environmental, social, and governance aspects of our operations. We were also named to The Sustainability Yearbook 2019, a listing of the world's most sustainable companies, compiled according to the results of RobecoSAM's annual Corporate Sustainability Assessment. More information about HCP's sustainability efforts, including a link to our Sustainability Report, is available on our website at www.hcpi.com/sustainability.

BOARD OF DIRECTORS

In connection with HCP's adoption of a mandatory retirement age for directors, Peter L. Rhein and Joseph P. Sullivan retired from our Board of Directors at the HCP Annual Meeting on April 25, 2019. Mr. Rhein and Mr. Sullivan have been members of the Board since 1985 and 2004, respectively.

Tom Herzog, HCP's President and CEO, said, "On behalf of our Board and the entire HCP team, I want to express our sincerest thanks to Pete and Joe for their many years of service and contributions to our Company. And personally, I want to thank Pete and Joe for their guidance and sage advice. I will very much miss having them on our Board."

2019 GUIDANCE

For full year 2019, we are reaffirming the following guidance ranges:

- Diluted net income per share to range between $0.45 to $0.51
- Diluted NAREIT FFO per share of $1.67 to $1.73
- Diluted FFO as adjusted per share of $1.70 to $1.76
- Blended Total Portfolio SPP Cash NOI growth of 1.25% to 2.75%

These estimates do not reflect the potential impact from unannounced future transactions other than capital recycling activities. For additional details and information regarding these estimates, refer to the 2019 Guidance section of our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, which are both available in the Investor Relations section of our website at http://ir.hcpi.com.

COMPANY INFORMATION

HCP has scheduled a conference call and webcast for Thursday, May 2, 2019, at 9:00 a.m. Pacific Time (12:00 p.m. Eastern Time) to present its performance and operating results for the first quarter ended March 31, 2019. The conference call is accessible by dialing (888) 317-6003 (U.S.) or (412) 317-6061 (International). The conference ID number is 3707711. You may also access the conference call via webcast in the Investor Relations section of our website at http://ir.hcpi.com. An archive of the webcast will be available through May 17, 2019 on our website, and a telephonic replay can be accessed by dialing (877) 344-7529 (U.S.) or (412) 317-0088 (International) and entering conference ID number 10130242. Our Supplemental Report for the current period is also available, with this earnings release, in the Investor Relations section of our website.

ABOUT HCP

HCP, Inc. is a fully integrated real estate investment trust (REIT) that invests in real estate serving the healthcare industry in the United States. HCP owns a large-scale portfolio primarily diversified across life science, medical office and senior housing. Recognized as a global leader in sustainability, HCP has been a publicly-traded company since 1985 and was the first healthcare REIT selected to the S&P 500 index. For more information regarding HCP, visit www.hcpi.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling plans, financing activities, or other transactions discussed in this release, including without limitation those described under the headings "Transaction Updates", "Development Updates" and "Balance Sheet and Capital Markets Activities"; (ii) statements regarding the payment of a quarterly cash dividend; and (iii) all statements under the heading "2019 Guidance," including without limitation with respect to expected net income, NAREIT FFO per share, FFO as adjusted per share, SPP Cash NOI growth and other financial projections and assumptions, as well as comparable statements included in other sections of this release. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: our reliance on a concentration of a small number of tenants and operators for a significant percentage of our revenues; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; our ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our ability to achieve the benefits of acquisitions and other investments, including those discussed above, within expected time frames or at all, or within expected cost projections; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the effect on us and our tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; our ability to foreclose on collateral securing our real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic or other conditions, including currency exchange rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the potential impact of uninsured or underinsured losses; our reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

CONTACT

Andrew Johns
Vice President – Finance and Investor Relations
949-407-0400

HCP, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data
(unaudited)

		March 31, 2019		December 31, 2018
Assets				
Real estate:				
Buildings and improvements	$	11,220,557	$	10,877,248
Development costs and construction in progress		605,165		537,643
Land		1,717,259		1,637,506
Accumulated depreciation and amortization		(2,915,798)		(2,842,947)
Net real estate		10,627,183		10,209,450
Net investment in direct financing leases		363,395		713,818
Loans receivable, net		86,139		62,998
Investments in and advances to unconsolidated joint ventures		531,966		540,088
Accounts receivable, net of allowance of $5,175 and $5,127, respectively		48,555		48,171
Cash and cash equivalents		120,117		110,790
Restricted cash		26,535		29,056
Intangible assets, net		275,565		305,079
Assets held for sale, net		10,842		108,086
Right-of-use asset, net		165,748		—
Other assets, net		643,456		591,017
Total assets	$	**12,899,501**	$	**12,718,553**
Liabilities and Equity				
Bank line of credit	$	276,500	$	80,103
Senior unsecured notes		5,260,622		5,258,550
Mortgage debt		137,525		138,470
Other debt		89,223		90,785
Intangible liabilities, net		49,488		54,663
Liabilities of assets held for sale, net		132		1,125
Lease liability		152,837		—
Accounts payable and accrued liabilities		352,642		391,583
Deferred revenue		181,467		190,683
Total liabilities		**6,500,436**		**6,205,962**
Commitments and contingencies				
Common stock, $1.00 par value: 750,000,000 shares authorized; 477,928,816 and 477,496,499 shares issued and outstanding, respectively		477,929		477,496
Additional paid-in capital		8,405,258		8,398,847
Cumulative dividends in excess of earnings		(3,042,422)		(2,927,196)
Accumulated other comprehensive income (loss)		(3,883)		(4,708)
Total stockholders' equity		5,836,882		5,944,439
Joint venture partners		389,369		391,401
Non-managing member unitholders		172,814		176,751
Total noncontrolling interests		562,183		568,152
Total equity		**6,399,065**		**6,512,591**
Total liabilities and equity	$	**12,899,501**	$	**12,718,553**

HCP, Inc.
Consolidated Statements of Operations
In thousands, except per share data
(unaudited)

| | Three Months Ended March 31, | |
	2019	2018
Revenues:		
Rental and related revenues	$ 294,222	$ 316,752
Resident fees and services	126,695	142,814
Income from direct financing leases	13,524	13,266
Interest income	1,713	6,365
Total revenues	436,154	479,197
Costs and expenses:		
Interest expense	49,327	75,102
Depreciation and amortization	131,951	143,250
Operating	168,927	172,552
General and administrative	21,355	29,175
Transaction costs	4,518	2,195
Impairments (recoveries), net	8,858	—
Total costs and expenses	384,936	422,274
Other income (expense):		
Gain (loss) on sales of real estate, net	8,044	20,815
Other income (expense), net	3,133	(40,407)
Total other income (expense), net	11,177	(19,592)
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	**62,395**	**37,331**
Income tax benefit (expense)	3,458	5,336
Equity income (loss) from unconsolidated joint ventures	(863)	570
Net income (loss)	**64,990**	**43,237**
Noncontrolling interests' share in earnings	(3,520)	(3,005)
Net income (loss) attributable to HCP, Inc.	**61,470**	**40,232**
Participating securities' share in earnings	(441)	(391)
Net income (loss) applicable to common shares	**$ 61,029**	**$ 39,841**
Earnings per common share:		
Basic	$ 0.13	$ 0.08
Diluted	$ 0.13	$ 0.08
Weighted average shares outstanding:		
Basic	477,766	469,557
Diluted	479,131	469,695

HCP, Inc.
Funds From Operations
In thousands, except per share data
(unaudited)

	Three Months Ended March 31,			
	2019		**2018**	
Net income (loss) applicable to common shares	$	61,029	$	39,841
Real estate related depreciation and amortization		131,951		143,250
Real estate related depreciation and amortization on unconsolidated joint ventures		15,077		17,388
Real estate related depreciation and amortization on noncontrolling interests and other		(4,920)		(2,543)
Other real estate-related depreciation and amortization		2,085		1,296
Loss (gain) on sales of real estate, net		(8,044)		(20,815)
Loss (gain) upon consolidation of real estate, net[1]		—		41,017
Impairments (recoveries) of depreciable real estate, net		8,858		—
NAREIT FFO applicable to common shares		206,036		219,434
Distributions on dilutive convertible units and other		1,795		—
Diluted NAREIT FFO applicable to common shares	$	207,831	$	219,434
Diluted NAREIT FFO per common share	$	0.43	$	0.47
Weighted average shares outstanding - diluted NAREIT FFO		483,671		469,695
Impact of adjustments to NAREIT FFO:				
Transaction-related items	$	5,889	$	1,942
Other impairments (recoveries) and losses (gains), net[2]		—		(3,298)
Severance and related charges[3]		—		8,738
Litigation costs (recoveries)		128		406
Foreign currency remeasurement losses (gains)		(28)		130
Total adjustments		5,989		7,918
FFO as adjusted applicable to common shares		212,025		227,352
Distributions on dilutive convertible units and other		1,780		1,711
Diluted FFO as adjusted applicable to common shares	$	213,805	$	229,063
Diluted FFO as adjusted per common share	$	0.44	$	0.48
Weighted average shares outstanding - diluted FFO as adjusted		483,671		474,363

(1) For the three months ended March 31, 2018, represents the loss on consolidation of seven U.K. care homes.

(2) For the three months ended March 31, 2018, represents the impairment recovery of our Tandem Health Care mezzanine loan.

(3) For the three months ended March 31, 2018, primarily relates to the departure of our former Executive Chairman, which consisted of $6 million of cash severance and $3 million of equity award vestings.

HCP, Inc.
Funds Available for Distribution
In thousands
(unaudited)

		Three Months Ended March 31,		
		2019		**2018**
FFO as adjusted applicable to common shares	$	212,025	$	227,352
Amortization of deferred compensation[1]		3,590		3,420
Amortization of deferred financing costs		2,699		3,336
Straight-line rents		(6,246)		(10,686)
FAD capital expenditures		(19,220)		(19,118)
Lease restructure payments		288		299
CCRC entrance fees[2]		3,496		3,027
Deferred income taxes		(3,732)		(2,140)
Other FAD adjustments[3]		(1,429)		(3,754)
FAD applicable to common shares		191,471		201,736
Distributions on dilutive convertible units and other		1,794		—
Diluted FAD applicable to common shares	$	**193,265**	$	**201,736**
Weighted average shares outstanding - diluted FAD		483,671		469,695

(1) Excludes amounts related to the acceleration of deferred compensation for restricted stock units that vested upon the departure of certain former employees, which have already been excluded from FFO as adjusted in severance and related charges.
(2) Represents our 49% share of non-refundable entrance fees, as the fees are collected by our CCRC JV, net of reserves and CCRC JV entrance fee amortization.
(3) Primarily includes our share of FAD capital expenditures from unconsolidated joint ventures, partially offset by noncontrolling interests' share of FAD capital expenditures from consolidated joint ventures.

The Numbers
Overview(1)

As of and for the quarter ended March 31, 2019, dollars, square feet and shares in thousands, except per share data

	1Q19
Financial Metrics	
Diluted earnings per common share	$0.13
Diluted NAREIT FFO per common share	$0.43
Diluted FFO as adjusted per common share	$0.44
Dividends per common share	$0.37
Real Estate Revenues	$434,441
NOI	$265,514
Cash NOI	$263,176
Portfolio Income(2)	$286,289

Same Property Portfolio Cash NOI Growth	% of Total SPP	1Q19
Senior housing	33.7%	(0.7%)
Life science	25.1%	6.5%
Medical office(3)	35.5%	4.2%
Other	5.7%	2.4%
Total	**100.0%**	**3.0%**

	1Q19			1Q19
Capitalization			**Debt Ratios**	
Common stock outstanding and DownREIT units	484,359		Financial Leverage	37.0%
Total Market Equity	$15,160,436		Secured Debt Ratio	2.8%
Enterprise Debt	$6,268,421		Net Debt to Adjusted EBITDAre	5.5x
			Adjusted Fixed Charge Coverage	4.5x

	Property Count	Capacity		Occupancy
Portfolio Statistics				
Senior housing triple-net	126	12,942	Units	85.8%
SHOP	102	12,807	Units	82.6%
Life science	125	6,880	Sq. Ft.	97.2%
Medical office(3)	269	20,739	Sq. Ft.	92.1%
Other(4)	112	N/A		N/A
Total	**734**	N/A		N/A

(1) Reconciliations, definitions and important discussions regarding the usefulness and limitations of the non-GAAP financial measures used in this report can be found at http://ir.hcpi.com/financial-reconciliation. Totals throughout this Earnings Release and Supplemental Report may not add due to rounding.

(2) Includes our share of unconsolidated joint ventures ("JVs") and activity from assets sold and held for sale during the periods presented.

(3) During the first quarter of 2019, two facilities were reclassified from other non-reportable segments to the medical office segment. Accordingly, all prior period segment information has been recast to conform to the current period presentation.

(4) Our Other non-reportable segment consists of the following: 13 hospitals and post-acute/skilled, 15 properties in our CCRC JV, 68 properties in our U.K. JV and 16 other unconsolidated JV properties.

Portfolio Summary

As of and for the quarter ended March 31, 2019, dollars in thousands

	Property Count	Average Age	Portfolio Investment		Portfolio Income		Private Pay %[1]
Wholly Owned Property Portfolio							
Senior housing triple-net	126	21	$	2,544,978	$	58,463	92.7
SHOP	92	21		2,556,785		30,385	98.5
Life science	107	21		3,880,059		70,003	100.0
Medical office	266	23		4,887,122		91,437	100.0
Other	13	27		321,500		12,887	68.3
	604	**22**	**$**	**14,190,444**	**$**	**263,176**	**96.6**
Developments							
Life science	13	N/A	$	545,469	$	—	—
Medical office	1	N/A		7,218		—	—
	14	**N/A**	**$**	**552,687**	**$**	**—**	**—**
Redevelopments[3]							
SHOP	10	N/A	$	89,607	$	—	—
Life science	5	N/A		235,795		—	—
Medical office	2	N/A		3,606		—	—
	17	**N/A**	**$**	**329,008** [3]	**$**	**—**	**—**
Debt Investments							
Other	—	N/A	$	105,475	$	1,713	—
Total							
Senior housing triple-net	126	21	$	2,544,978	$	58,463	92.7
SHOP	102	21		2,646,392		30,385	98.5
Life science	125	21		4,661,324		70,003	100.0
Medical office	269	23		4,897,946		91,437	100.0
Other	13	27		426,975		14,601	68.3
	635	**22**	**$**	**15,177,615**	**$**	**264,889**	**96.6**
HCP's Share of Unconsolidated JVs[4]							
Other	99	26	$	1,168,895	$	21,400	72.8
Total Portfolio	**734**	**22**	**$**	**16,346,510**	**$**	**286,289**	**94.9**

PORTFOLIO INCOME



$286.3M

- Unconsolidated JVs(2) 7%
- Hospitals and Other 5%
- SHOP 11%
- Senior housing triple-net 20%
- Life science 25%
- Medical office 32%

(1) Self-pay and private insurance (including managed care) revenues as a percentage of total property revenues for the most recent trailing 12 months available, weighted based on current quarter Portfolio Income including assets sold in the quarter. Revenues for medical office buildings are considered 100% private pay.
(2) Includes 5.0% related to 15 assets in our unconsolidated CCRC JV and 1.6% related to 68 assets contributed to our U.K. JV.
(3) Includes Construction in Process ("CIP") and buildings or portions of buildings placed in Redevelopment. Portfolio Income for Redevelopments is reflected in the Wholly Owned Property Portfolio section above.
(4) HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

NOI Summaries

For the quarter ended March 31, 2019, dollars in thousands

NOI SUMMARY

| | NOI | | | | SPP NOI | | |
	Real Estate Revenues	Operating Expenses	NOI[1]		SPP Real Estate Revenues	SPP Operating Expenses	SPP NOI
Wholly-Owned							
Senior housing triple-net	$ 58,892	$ (993)	$ 57,899		$ 56,049	$ (88)	$ 55,960
SHOP	126,181	(96,948)	29,233		70,165	(48,690)	21,475
Total Senior Housing	$ 185,073	$ (97,941)	$ 87,132		$ 126,214	$ (48,778)	$ 77,435
Life science	94,473	(21,992)	72,481		73,340	(16,465)	56,875
Medical office	142,195	(48,987)	93,208		121,976	(40,919)	81,057
Other	12,700	(8)	12,693		12,700	(7)	12,694
	$ 434,441	$ (168,927)	$ 265,514		$ 334,229	$ (106,169)	$ 228,061

CASH NOI SUMMARY

| | Cash NOI | | | | SPP Cash NOI | | |
	Cash Real Estate Revenues	Cash Operating Expenses	Cash NOI[1]		SPP Cash Real Estate Revenues	SPP Cash Operating Expenses	SPP Cash NOI
Wholly-Owned							
Senior housing triple-net	$ 59,328	$ (864)	$ 58,463		$ 54,196	$ (74)	$ 54,122
SHOP	127,149	(96,764)	30,385		70,544	(48,901)	21,644
Total Senior Housing	$ 186,477	$ (97,628)	$ 88,848		$ 124,740	$ (48,975)	$ 75,766
Life science	91,982	(21,979)	70,003		72,881	(16,452)	56,429
Medical office	139,485	(48,048)	91,437		120,111	(40,312)	79,799
Other	12,895	(8)	12,887		12,895	(7)	12,888
	$ 430,839	$ (167,663)	$ 263,176		$ 330,628	$ (105,745)	$ 224,882

THREE-MONTH SPP

| | Property Count | % of Total SPP based on Cash NOI | % of Segment SPP based on Cash NOI | Year-Over-Year | | | | Sequential | | | |
| | | | | Occupancy | | Growth | | Occupancy | | Growth | |
				1Q19	1Q18	SPP NOI	SPP Cash NOI	1Q19	4Q18	SPP NOI	SPP Cash NOI
Senior housing triple-net	126	24	93	85.8%	87.3%	0.9%	2.4%	85.8%	85.7%	(2.0%)	(7.3%)
SHOP	50	10	71	85.8%	88.8%	(7.9%)	(7.7%)	85.8%	87.1%	16.3%	10.3%
Total Senior Housing	176	34	85			(1.7%)	(0.7%)			2.5%	(2.9%)
Life science	97	25	81	96.8%	93.5%	5.9%	6.5%	96.8%	96.2%	1.8%	2.1%
Medical office	236	36	87	92.5%	93.5%	3.6%	4.2%	92.5%	93.1%	1.8%	1.6%
Other	13	6	100	N/A	N/A	2.2%	2.4%	N/A	N/A	0.4%	0.4%
Total	**522**	**100**	**85**			**2.2%**	**3.0%**			**2.0%**	**0.1%**

(1) NOI and Cash NOI include $6.0 million attributable to noncontrolling interests, excluding DownREITs.

Property Count Reconciliations

As of March 31, 2019

PROPERTY COUNT RECONCILIATION

	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total
Prior Quarter Total Property Count	**146**	**93**	**124**	**267**	**114**	**744**
Acquisitions	—	—	1	—	—	1
Assets sold	(2)	(9)	—	—	—	(11)
Senior housing triple-net to SHOP conversions	(18)	18	—	—	—	—
Segment reclassification	—	—	—	2	(2)	—
Current Quarter Total Property Count	**126**	**102**	**125**	**269**	**112**	**734**
Unconsolidated JVs	—	—	—	—	(99)	(99)
Acquisitions	—	—	(3)	(16)	—	(19)
Assets in Development	—	—	(13)	(1)	—	(14)
Assets in Redevelopment	—	(10)	(5)	(2)	—	(17)
Assets held for sale	—	(1)	—	(2)	—	(3)
Senior housing triple-net to SHOP conversions	—	(39)	—	—	—	(39)
Completed Developments and Redevelopments - not Stabilized	—	(2)	(7)	(12)	—	(21)
Three-Month SPP Property Count	**126**	**50**	**97**	**236**	**13**	**522**

SEQUENTIAL SPP

	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total
Prior Quarter Three-Month SPP Property Count	**146**	**48**	**97**	**224**	**15**	**530**
Acquisitions	—	1	1	11	—	13
Assets in Redevelopment	—	—	(1)	(1)	—	(2)
Prior Development/Redevelopment now Stabilized	—	—	—	2	—	2
Assets held for sale	—	(1)	—	(2)	—	(3)
Assets sold	(2)	—	—	—	—	(2)
Senior housing triple-net to SHOP conversions	(18)	2	—	—	—	(16)
Segment reclassification	—	—	—	2	(2)	—
Current Quarter Three-Month SPP Property Count	**126**	**50**	**97**	**236**	**13**	**522**

Capitalization

Dollars and shares in thousands, except price per share data

TOTAL CAPITALIZATION

	March 31, 2019				
	Shares		**Value**		**Total Value**
Common stock (NYSE: HCP)	477,929	$	31.30	$	14,959,177
Convertible partnership (DownREIT) units	6,430		31.30		201,259
Total Market Equity	**484,359**			$	**15,160,436**
Consolidated debt					5,763,870
Total Market Equity and Consolidated Debt	**484,359**			$	**20,924,306**
HCP's share of unconsolidated JV debt					504,551
Total Market Equity and Enterprise Debt	**484,359**			$	**21,428,857**

COMMON STOCK AND EQUIVALENTS

	Shares Outstanding March 31, 2019	**Weighted Average Shares**			
		Three Months Ended March 31, 2019			
		Diluted EPS	**Diluted NAREIT FFO**	**Diluted FFO as adjusted**	**Diluted FAD**
Common stock	477,929	477,766	477,766	477,766	477,766
Common stock equivalent securities:					
Restricted stock units	1,946	259	259	259	259
Dilutive impact of options	13	13	13	13	13
Equity forward agreements[1]	—	1,093	1,093	1,093	1,093
Convertible partnership (DownREIT) units	6,430	—	4,540	4,540	4,540
Total common stock and equivalents	**486,318**	**479,131**	**483,671**	**483,671**	**483,671**

(1) Represents the current dilutive impact of 18.8 million shares of common stock under forward sales agreements that have not been settled as of March 31, 2019. Based on the forward price of each agreement as of March 31, 2019, issuance of all 18.8 million shares would result in approximately $544 million of net proceeds. Subsequent to March 31, 2019, we utilized the forward provisions under our at-the-market program to allow for the sale of up to an additional 1.5 million shares of common stock, which would generate approximately $46 million of net proceeds based on the initial weighted average net price of the agreement.

Indebtedness and Ratios

As of March 31, 2019, dollars in thousands

DEBT MATURITIES AND SCHEDULED PRINCIPAL REPAYMENTS (AMORTIZATION)

	Bank Line of Credit[1]	Term Loan	Senior Unsecured Notes Amounts	Rates %[2]	Mortgage Debt Amounts	Rates %[2]	Consolidated Debt	HCP's Share of Unconsolidated JV Debt Amounts[3]	Rates %[2]	Enterprise Debt Amounts	Rates %[2]
2019	$ —	$ —	$ —	—	$ 2,686	—	$ 2,686	$ 160,743	5.45	$ 163,429	5.45
2020	—	—	800,000	2.79	3,609	5.08	803,609	12,044	4.23	815,653	2.81
2021	276,500	—	—	—	10,957	5.26	287,457	63,716	5.17	351,173	3.61
2022	—	—	900,000	3.93	2,691	—	902,691	35,023	4.91	937,714	3.97
2023	—	—	800,000	4.39	2,811	—	802,811	4,053	3.96	806,864	4.39
2024	—	—	1,150,000	4.17	2,937	—	1,152,937	935	—	1,153,872	4.17
2025	—	—	1,350,000	3.93	3,069	—	1,353,069	18,911	3.87	1,371,980	3.93
2026	—	—	—	—	3,006	2.85	3,006	942	—	3,948	2.85
2027	—	—	—	—	9,184	5.25	9,184	945	—	10,129	5.25
2028	—	—	—	—	2,644	3.05	2,644	35,375	4.48	38,019	4.42
Thereafter	—	—	300,000	6.87	88,865	4.03	388,865	2,708	3.90	391,573	6.09
Subtotal	$ 276,500	$ —	$ 5,300,000		$ 132,459		$ 5,708,959	$ 335,395		$ 6,044,354	
Other Debt[4]	—	—	—		—		89,223	170,715		259,938	
(Discounts), premium and debt costs, net	—	—	(39,378)		5,066		(34,312)	(1,559)		(35,871)	
Total	$ 276,500	$ —	$ 5,260,622		$ 137,525		$ 5,763,870	$ 504,551		$ 6,268,421	
Weighted average interest rate %	3.20	—	4.03		4.19		4.00	5.06		4.06	
Weighted average maturity in years	2.6	—	5.3		18.7		5.5	2.7		5.3	

(1) Includes £55 million ($71.5 million) translated into U.S. dollars ("USD") at March 31, 2019. Our $2.0 billion bank line of credit has the following features: (i) initial maturity date of October 19, 2021 with two six-month committed extension options; (ii) annual interest costs of LIBOR plus 87.5 basis points and a facility fee of 15 basis points based on our current unsecured credit rating; and (iii) inclusion of a $750 million accordion feature which can be used to increase the facility size, subject to securing additional commitments.
(2) The rates are reported in the year in which the related debt matures.
(3) Reflects pro rata share of mortgage and other debt in our unconsolidated JVs.
(4) Represents non-interest bearing Entrance Fee deposits at certain of our senior housing facilities and demand notes that have no scheduled maturities.

Indebtedness and Ratios

As of March 31, 2019, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

DEBT STRUCTURE

			Balance	% of Total	Weighted Average Rates %	Weighted Average Years to Maturity
Secured	Fixed rate	$	179,401	3	4.19	15.2
	Floating rate		288,453	5	5.20	2.2
	Combined	$	**467,854**	**8**	**4.81**	**7.2**
Unsecured	Fixed rate		5,300,000	87	4.03	5.3
	Floating rate		276,500	5	3.20	2.6
	Combined	$	**5,576,500**	**92**	**3.99**	**5.2**
Total	Fixed rate		5,479,401	91	4.04	5.7
	Floating rate		564,953	9	4.22	2.6
	Combined	$	**6,044,354**	**100**	**4.06**	**5.3**
	Other Debt[1]		259,938			
	(Discounts), premiums and debt costs, net		(35,871)			
	Enterprise Debt	$	**6,268,421**			

FINANCIAL COVENANTS[2]

	Bank Line of Credit Requirement	Bank Line of Credit Actual Compliance
Leverage Ratio	No greater than 60%	38%
Secured Debt Ratio	No greater than 30%	4%
Unsecured Leverage Ratio	No greater than 60%	42%
Fixed Charge Coverage Ratio (12 months)	No less than 1.50x	3.8x
Tangible Net Worth ($ billions)	No less than $6.5B	$9.4B

CREDIT RATINGS (SENIOR UNSECURED DEBT)

Moody's	Baa1 (Stable)
S&P Global	BBB+ (Stable)
Fitch	BBB (Positive)

(1) Represents non-interest bearing Entrance Fee deposits at certain of our senior housing facilities and demand notes that have no scheduled maturities.
(2) Calculated based on the definitions contained in the credit agreement, which may differ from similar terms used in the Company's consolidated financial statements as provided in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Compliance with certain of these financial covenants requires the inclusion of the Company's consolidated amounts and its proportionate share of unconsolidated JVs.

Investment Summary

For the three months ended March 31, 2019, dollars and square feet in thousands

INVESTMENT SUMMARY

	Date	Capacity	Property Count	Property Type		Three Months Ended March 31, 2019
Acquisition - Cambridge, MA[1]	January	64 Sq. Ft.	1	Life science	$	91,500
Development fundings						90,124
Redevelopment fundings						26,257
Loan fundings[2]						23,598
Lease commissions - Dev/Redev/Acq						2,700
Total			**1**		**$**	**234,178**

DISPOSITIONS

	Date	Capacity	Property Count	Property Type	Sales Price/Proceeds		Trailing Cash Yield[3]
Las Vegas, NV	January	152 Units	1	SHOP	$	11,764	
Various, RI	January	375 Units	3	SHOP		34,125	
Poway, CA	January	26 Acres	—	Life science		35,400	
Abingdon, VA	January	73 Units	1	Senior housing		15,800	
Various, CA	February	205 Units	4	SHOP		15,700	
Mount Vernon, IL	February	112 Units	1	SHOP		6,000	
Franklin, NC	February	42 Units	1	Senior housing		10,300	
Total			**11**		**$**	**129,090**	**4.5%**

ASSETS HELD FOR SALE

	Date	Capacity	Property Count	Property Type	Projected Sales Price		Trailing Cash Yield[3]
Sunrise, FL	January	180 Units	1	SHOP	$	7,000	
Dallas, TX[4]	March	62 Sq. Ft.	2	Medical office		4,341	
Total			**3**		**$**	**11,341**	**10.6%**

(1) Includes a ground leasehold interest and associated development rights on a land site directly adjacent to 87 CambridgePark Drive for $20.5 million that we acquired in February 2019.
(2) Includes fundings under the $115 million participating development loan for the construction of 620 Terry, a $147 million senior housing development located in Seattle.
(3) Represents the average yield calculated using Cash NOI for the 12-month period prior to the sale for dispositions and for the 12-month period ended March 31, 2019 for assets held for sale.
(4) Closed April 2019.

Developments

As of March 31, 2019, dollars and square feet in thousands

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Type	Property Count	Placed in Service	CIP[1]	Cost to Complete[1]	Total at Completion
Wholly-Owned							
Ridgeview	San Diego, CA	Life science	3	$ 31,734	$ 37,194	$ 4,184	$ 73,112
The Cove at Oyster Point - Phase III	San Francisco, CA	Life science	2	—	215,965	36,705	252,670
Sorrento Summit	San Diego, CA	Life science	1	—	7,926	10,674	18,600
The Shore at Sierra Point - Phase I	San Francisco, CA	Life science	2	—	128,152	108,511	236,663
The Cove at Oyster Point - Phase IV	San Francisco, CA	Life science	1	—	47,869	63,521	111,390
75 Hayden	Boston, MA	Life science	1	—	50,206	110,009	160,215
The Shore at Sierra Point - Phase II	San Francisco, CA	Life science	2	—	42,894	248,713	291,607
The Shore at Sierra Point - Phase III	San Francisco, CA	Life science	1	—	15,263	78,251	93,514
Grand Strand	Other	Medical office	1	—	7,218	19,134	26,352
			14	**$ 31,734**	**$ 552,687**	**$ 679,702**	**$ 1,264,123**

Projected stabilized yields typically range from 6.0% - 8.0%

Project	Total Project Capacity (Sq. Ft.)	% of Total Project Leased	Project Start	Actual / Estimated Occupancy	
				Initial	Stabilized[2]
Wholly-Owned					
Ridgeview	306	100	2Q16	1Q19	4Q19
The Cove at Oyster Point - Phase III	324	100	4Q16	2Q19	3Q19
Sorrento Summit	28	100	3Q17	4Q19	4Q19
The Shore at Sierra Point - Phase I	222	100	4Q17	4Q19	1Q20
The Cove at Oyster Point - Phase IV	164	100	2Q18	1Q20	1Q20
75 Hayden	214	—	2Q18	1Q21	4Q22
The Shore at Sierra Point - Phase II	266	—	4Q18	1Q21	4Q21
The Shore at Sierra Point - Phase III	103	—	4Q18	1Q22	4Q22
Grand Strand	90	47	4Q18	1Q20	3Q21
	1,717	**63**			

(1) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(2) Economic stabilization typically occurs three to six months following Stabilized occupancy.

Redevelopments and Land Held for Development[1]

As of March 31, 2019, dollars and square feet in thousands

REDEVELOPMENT PROJECTS IN PROCESS

Project[2]	MSA	Property Type	Property Count	Placed in Service	CIP[3]	Cost to Complete[3]	Total	Project Start	Estimated Completion[4]
					Incremental Costs				
Wholly-Owned									
Biotech Gateway	San Francisco, CA	Life science	3	$ 20,064	$ 21,740	$ 24,796	$ 66,600	1Q18	2Q19
Various SHOP	Various	SHOP	10	—	8,912	77,326	86,238	2Q18 - 4Q18	3Q19 - 3Q20
Pointe Grand	San Francisco, CA	Life science	1	—	10,207	4,256	14,463	3Q18	2Q19
St Matthews I	Louisville, KY	Medical office	1	519	3,360	7,315	11,194	3Q18	4Q19
Swedish IV	Denver, CO	Medical office	1	—	246	7,456	7,702	1Q19	1Q20
10410 Science Center Drive	San Diego, CA	Life science	1	—	1,597	26,743	28,340	1Q19	4Q19
			17	**$ 20,583**	**$ 46,062**	**$ 147,892**	**$ 214,537**		

Projected stabilized cash-on-cash return on incremental capital invested typically ranges from 9.0% to 12.0%

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Estimated Rentable Sq. Ft.	Investment to Date
Wholly-Owned					
Forbes Research Center	San Francisco, CA	Life science	8	326	$ 47,788
Modular Labs III	San Francisco, CA	Life science	2	106	11,204
Torrey Pines Science Center	San Diego, CA	Life science	6	93	12,073
Directors Place	San Diego, CA	Life science	4	150	6,653
101 CambridgePark Drive	Boston, MA	Life science	1	N/A	20,633
Remaining	Various	Various	1	N/A	946
			22	**675**	**$ 99,297**

(1) Redevelopments are excluded from SPP until they are Stabilized. See Glossary for further definition.
(2) During the quarter, Wateridge, Summit III, Nordstrom Tower and one building at Pointe Grand were completed and placed in service.
(3) Includes lease commissions incurred to date and projected lease commissions through Stabilization.
(4) Excludes the completion of tenant improvements.

Capital Expenditures

For the three months ended March 31, 2019, dollars in thousands, except per unit/square foot

	Senior Housing Triple-net		SHOP		Life Science		Medical Office		Other		Total
Wholly-Owned											
Recurring capital expenditures	$	305	$	2,880	$	540	$	3,001	$	—	$ 6,725
Tenant improvements - 2nd generation		—		—		2,075		4,967		—	7,042
Lease commissions - 2nd generation[1]		—		—		2,369		3,084		—	5,453
FAD capital expenditures	$	305	$	2,880	$	4,984	$	11,051	$	—	$ 19,220
Revenue enhancing capital expenditures		265		5,546		167		1,531		—	7,510
Casualty related capital expenditures[2]		276		1,040		—		—		—	1,316
Initial Capital Expenditures ("ICE")		—		—		2		346		—	348
Tenant improvements - 1st generation		—		—		1,625		4,581		—	6,206
Lease commissions - Dev/Redev/Acq[3]		—		—		2,598		101		—	2,700
Development		—		—		85,287		4,837		—	90,124
Redevelopment		—		2,655		16,226		7,376		—	26,257
Capitalized interest		—		86		7,454		731		—	8,271
Total capital expenditures	$	846	$	12,208	$	118,342	$	30,555	$	—	$ 161,951
Recurring capital expenditures per unit/sq. ft.		[4]		$255 per Unit		$0.08 per Sq. Ft.		$0.14 per Sq. Ft.			

(1) Excludes lease commissions on Development, Redevelopment, and 1st generation recently acquired vacant space.
(2) Casualty related capital expenditures include the acquisition of generators for assisted living facilities in Florida, as required by administrative rules adopted by Florida healthcare agencies and ratified by the Florida legislature.
(3) Includes lease commissions on Development and Redevelopment of $0.2 million and $2.5 million, respectively.
(4) Senior housing triple-net per unit is not presented as it is not meaningful.

Portfolio Diversification

As of and for the quarter ended March 31, 2019, dollars in thousands

PORTFOLIO INCOME BY MSA

MSA	Property Count[1]	Senior Housing Triple-net	SHOP	Life Science	Medical Office	Other	Total	% of Total
San Francisco, CA	76	$ 2,634	$ —	$ 47,535	$ 798	$ —	$ 50,967	18
Dallas, TX	41	1,759	1,708	—	16,607	1,400	21,473	8
San Diego, CA	36	814	—	14,727	2,229	—	17,770	6
Houston, TX	39	379	6,243	—	9,687	343	16,653	6
Denver, CO	22	2,171	2,485	—	5,602	—	10,258	4
Washington, DC	19	6,617	1,685	—	974	—	9,276	3
Seattle, WA	13	1,934	176	—	6,183	—	8,293	3
Los Angeles, CA	10	2,608	528	—	1,176	3,760	8,072	3
New York, NY	11	5,272	1,190	—	—	—	6,462	2
Nashville, TN	16	589	—	—	4,937	—	5,526	2
Remaining	338	33,686	16,369	7,741	43,243	7,385	108,425	38
Cash NOI	**621**	**$ 58,463**	**$ 30,385**	**$ 70,003**	**$ 91,437**	**$ 12,887**	**$ 263,176**	**92**
Interest income	—	—	—	—	—	1,713	1,713	1
HCP's Share of Unconsolidated JVs	98	—	—	—	—	21,400	21,400	7
Portfolio Income	**719**	**$ 58,463**	**$ 30,385**	**$ 70,003**	**$ 91,437**	**$ 36,001**	**$ 286,289**	**100**

(1) Excludes fifteen properties in Development, including one unconsolidated development.

Portfolio Diversification

As of and for the quarter ended March 31, 2019, dollars in thousands, includes HCP's pro rata share of unconsolidated JVs

PORTFOLIO INCOME BY OPERATOR/TENANT

	Tenant/Credit Exposure							SHOP/Operator Exposure				
Operator/Tenant	**Property Count[(1)]**	**Senior Housing Triple-net**	**Life Science**	**Medical Office**	**Other**	**Total**	**% of Portfolio Income**	**Property Count[(1)]**	**SHOP**	**Other**	**Total**	**% of Portfolio Income**
Brookdale	43	$ 18,794	$ —	$ —	$ —	$ 18,794	6	43	$ 13,616	$ 14,761	$ 28,377	10
Sunrise Senior Living	30	20,640	—	—	—	20,640	7	24 [(2)]	3,161	—	3,161	1
Hospital Corporation of America ("HCA")[(3)]	88	—	—	21,408	—	21,408	7	—	—	—	—	—
Amgen	7	—	13,182	—	—	13,182	5	—	—	—	—	—
Atria Senior Living	—	—	—	—	—	—	—	27	8,893	(51)	8,842	3
Remaining	425	19,028	56,820	70,030	20,167	166,045	58	32	4,715	1,124	5,839	2
Portfolio Income	**593**	**$ 58,463**	**$ 70,003**	**$ 91,437**	**$ 20,167**	**$240,070**	**84**	**126**	**$ 30,385**	**$ 15,834**	**$ 46,219**	**16**

(1) Excludes fifteen properties in Development, including one unconsolidated development.
(2) Includes 14 properties converted to SHOP during the quarter for which Portfolio Income is reflected in Senior housing triple-net.
(3) Includes Cash NOI for 1.4 million square feet in five properties that are 100% leased to HCA, and 2.8 million square feet in 83 properties partially leased to HCA.


GREENVILLE HOSPITAL SYSTEM
200 A

Patewood Medical Office Building
Greenville, SC

Expirations and Maturities

As of March 31, 2019, dollars in thousands

EXCLUDES PURCHASE AND PREPAYMENT OPTIONS

Year	Total	% of Total	Annualized Base Rent[1]				Interest Income
			Senior Housing Triple-net	Life Science	Medical Office	Other	
2019[2]	$ 68,708	7	$ 2,375	$ 13,288	$ 53,045	$ —	$ —
2020	135,589	13	40,753	20,778	64,738	8,301	1,019
2021	111,666	11	7,996	49,993	51,078	1,668	930
2022	90,506	9	1,548	22,082	47,617	14,298	4,960
2023	128,164	13	46,576	40,305	41,283	—	—
2024	62,417	6	4,809	7,372	27,264	22,972	—
2025	115,656	11	8,474	48,278	58,853	—	53
2026	46,876	5	4,316	21,560	21,000	—	—
2027	51,339	5	12,425	23,177	15,737	—	—
2028	80,227	8	35,714	15,171	29,342	—	—
Thereafter	129,863	13	60,168	30,242	35,446	4,007	—
	$ 1,021,012	100	$ 225,154	$ 292,245	$ 445,405	$ 51,246	$ 6,962
Weighted average maturity in years	5.5		7.5	5.5	4.7	4.3	3.1

REFLECTS PURCHASE AND PREPAYMENT OPTIONS

Year	Total	% of Total	Annualized Base Rent[1]				Interest Income[3]
			Senior Housing Triple-net	Life Science	Medical Office	Other	
2019[2]	$ 78,204	8	$ 2,375	$ 13,288	$ 59,676	$ 613	$ 2,251
2020	147,125	14	40,753	20,778	62,780	22,815	—
2021	121,010	12	7,996	49,993	61,353	1,668	—
2022	87,927	9	1,548	22,082	45,901	13,685	4,710
2023	124,745	12	46,576	40,305	37,864	—	—
2024	47,299	5	4,809	7,372	26,660	8,458	—
2025	116,422	11	8,474	48,278	59,671	—	—
2026	37,594	4	4,316	21,560	11,718	—	—
2027	51,271	5	12,425	23,177	15,669	—	—
2028	79,995	8	35,714	15,171	29,110	—	—
Thereafter	129,420	13	60,168	30,242	35,003	4,007	—
	$ 1,021,012	100	$ 225,154	$ 292,245	$ 445,405	$ 51,246	$ 6,962

(1) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.
(3) Reflects the earliest point at which there is no prepayment penalty.

Triple-Net Master Lease Profile[1][2]



INVESTMENT TYPE
- Senior Housing - Guaranty
- Senior Housing - No Guaranty
- Other - Guaranty

SIZE (Total HCP Cash NOI)
- $0.25M
- $1.00M
- $3.00M

FACILITY EBITDAR CFC (TRAILING 12 MONTHS ENDED 12/31/18)

TERM (YEARS TO EXPIRATION)

Facility EBITDAR CFC	% of Total Cash NOI and Interest Income	# of Leases/ Data Points	Weighted Average Maturity in Years	Guaranty[4]
Less than 1.0x	5.9	8	5.4	100.0%
1.00x - 1.25x	8.4	9	11.1	60.7%
1.26x - 1.50x	1.8	2	3.4	100.0%
1.51x and above	2.3	3	5.0	100.0%

(1) Excludes properties held for sale or sold, master leases with properties acquired during the period required to calculate CFC and master leases that include newly completed developments that are not Stabilized. Additionally, excludes 3 data points, 2 of which represent portfolios that converted to SHOP during the quarter and 1 portfolio that is planned to convert to SHOP later in 2019.

(2) In connection with the agreement, multiple leases with Brookdale were combined into a single master lease with varying maturities. The varying maturities are reflected in the graph based on their renewal terms.

(3) Represents a three property master lease that was previously in development, which has reached the 24 month Stabilization period, but has not yet reached 80% occupancy.

(4) Represents the percentage of total Cash NOI supported by a corporate guaranty.

Senior Housing Triple-net[1]

As of and for the quarter ended March 31, 2019, dollars in thousands, except REVPOR

Property Portfolio	Property Count	Investment	Cash NOI	Units	Occupancy %	REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC
Assisted/Independent living	124	$ 2,289,212	$ 55,227	11,887	85.6	$ 5,892	1.22x	1.04x
CCRC	2	255,766	3,236	1,055	87.5	6,218	1.39x	1.19x
Total	**126**	**$ 2,544,978**	**$ 58,463**	**12,942**	**85.8**	**$ 5,919**	**1.24x**	**1.05x**

Operator	Investment	Cash NOI	Properties Count	% Pooled	Units	Occupancy %	REVPOR Triple-Net	Facility EBITDARM CFC	Facility EBITDAR CFC
Sunrise Senior Living[1]	$ 942,340	$ 20,640	30	100	3,607	86.6	$ 7,417	1.39x	1.15x
Brookdale	787,257	18,794	43	95	4,728	88.0	5,251	1.23x	1.06x
Harbor Retirement Associates	214,355	4,990	14	100	1,343	77.7	5,684	1.11x	0.91x
Aegis Senior Living	182,152	4,666	10	80	702	89.6	8,875	1.47x	1.29x
Capital Senior Living	181,988	4,484	15	100	1,499	81.1	3,330	1.03x	0.89x
Remaining	236,886	4,888	14	64	1,063	87.1	5,514	1.05x	0.91x
Total	**$ 2,544,978**	**$ 58,463**	**126**	**93**	**12,942**	**85.8**	**$ 5,919**	**1.24x**	**1.05x**

(1) Includes Cash NOI for fourteen properties that converted to SHOP in the quarter. Property count, Investment and units for these properties are reflected in SHOP. Sunrise and Total EBITDARM and EBITDAR CFC exclude 35 properties, which have either converted or are expected to convert to SHOP in 2019.

Senior Housing Triple-net | Same Property Portfolio

Dollars in thousands, except REVPOR

		1Q18		2Q18		3Q18		4Q18		1Q19
Property count		126		126		126		126		126
Investment	$	2,533,774	$	2,535,100	$	2,539,660	$	2,543,823	$	2,544,978
Units		12,944		12,945		12,953		12,939		12,942
Occupancy %		87.3		86.4		85.6		85.7		85.8
REVPOR Triple-net	$	5,854	$	5,905	$	5,929	$	5,924	$	5,919
Facility EBITDARM CFC[1]		1.34x		1.31x		1.29x		1.27x		1.24x
Facility EBITDAR CFC[1]		1.15x		1.12x		1.10x		1.08x		1.05x
Real Estate Revenues	$	55,560	$	55,525	$	55,840	$	57,186	$	56,049
Operating Expenses		(92)		(74)		(79)		(102)		(88)
NOI	$	**55,468**	$	**55,452**	$	**55,761**	$	**57,084**	$	**55,960**
Cash Real Estate Revenues	$	52,913	$	55,774	$	55,708	$	58,465	$	54,196
Cash Operating Expenses		(78)		(60)		(65)		(88)		(74)
Cash NOI	$	**52,835**	$	**55,715**	$	**55,643**	$	**58,377**	$	**54,122**
				Year-Over-Year Three-Month SPP Growth						**2.4%**

(1)   EBITDARM and EBITDAR CFC exclude 35 properties, which have either converted or are expected to convert to SHOP in 2019.

Senior Housing Triple-net | New Supply

As of and for the quarter ended March 31, 2019, dollars in thousands

NEW SUPPLY ANALYSIS[1]

	Senior Housing Triple-net Portfolio			5-Mile Radius[2]						
MSA	**Units**	**Cash NOI**	**% of Triple-net Cash NOI**	**Properties/ Units Under Construction[3]**	**Cash NOI Exposed to New Supply[4]**	**5-Year 80+ Population Growth % 2019-2024**	**80+ Penetration Rate %**	**Median Household Income**	**Median Home Value**	**Unemploy-ment %**
US National Average						*14.1*	*11.8*	*$ 63*	*$ 218*	*4.0*
Washington, DC	1,329	$ 6,617	11.3	4 / 407	$ 1,650	18.4	9.0	121	564	2.8
New York, NY	959	5,272	9.0	2 / 394	1,350	11.4	3.2	97	542	3.7
San Francisco, CA	359	2,634	4.5	-- / --	—	15.2	12.0	106	756	3.1
Los Angeles, CA	385	2,608	4.5	1 / 40	493	15.0	6.6	91	759	4.0
Portland, OR	897	2,334	4.0	1 / 224	454	16.8	26.8	71	347	4.1
Denver, CO	414	2,171	3.7	1 / 36	1,423	16.3	18.6	79	437	3.1
Chicago, IL	507	2,087	3.6	1 / 179	404	13.9	8.1	85	275	3.9
Jacksonville, FL	486	1,942	3.3	2 / 500	1,514	20.4	24.8	60	222	2.9
Seattle, WA	314	1,934	3.3	3 / 222	537	14.9	13.6	97	617	3.4
Dallas, TX	633	1,759	3.0	-- / --	—	21.5	16.7	82	196	3.5
Austin, TX	269	1,582	2.7	-- / --	—	22.1	15.1	77	453	2.9
Detroit, MI	330	1,456	2.5	5 / 476	1,081	6.9	23.9	77	241	3.4
Sebastian, FL	298	1,422	2.4	-- / --	—	15.8	10.5	57	236	4.6
Sacramento, CA	352	1,331	2.3	1 / 60	660	15.1	14.3	79	393	3.8
Providence, RI	276	1,296	2.2	-- / --	—	10.1	11.5	63	327	5.2
Charlotte, NC	451	1,289	2.2	1 / 88	229	20.0	17.8	69	243	3.7
Baltimore, MD	239	1,262	2.2	2 / 174	950	16.8	9.5	98	384	3.6
Atlanta, GA	395	1,145	2.0	1 / 79	328	20.3	16.8	80	335	2.8
Riverside, CA	202	984	1.7	3 / 227	192	20.7	6.7	96	501	3.9
Tucson, AZ	282	935	1.6	-- / --	—	15.5	31.2	66	304	2.9
Remaining	5,222	16,405	28.1	6 / 631	1,071	12.7	11.6	70	275	3.5
Total	**14,599**	**$ 58,463**	**100.0**	**34 / 3,737**	**$ 12,336**	**14.5**	**10.4**	**$ 84**	**$ 403**	**3.5**
% of Total Cash NOI and Interest Income					**4.7%**					

(1) Includes units and Cash NOI for fourteen properties operated by Sunrise that converted from senior housing triple-net to SHOP in the quarter.
(2) Demographic data provided by StratoDem Analytics for 2019. Construction and supply data provided by National Investment Center for Senior Housing and Care ("NIC") for the quarter ended March 31, 2019. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(3) Represents the number of properties and units with similar care types that are under construction.
(4) Represents total Cash NOI exposed to new construction and material expansions.

SHOP[1]

As of and for the quarter ended March 31, 2019, dollars in thousands, except REVPOR

INVESTMENTS

	Property Count		Investment		Cash NOI	Units	Occupancy %		REVPOR SHOP
Operator									
Brookdale	27	$	852,761	$	13,616	4,189	85.3	$	4,061
Atria Senior Living	27		598,147		8,893	3,542	81.6		4,464
Sunrise Senior Living[1]	24		584,289		3,161	2,696	78.6		6,217
Senior Lifestyle Corp.	7		198,453		1,903	639	80.7		5,579
Life Care Services	3		78,161		1,637	426	85.3		4,856
Remaining	14		244,973		1,175	1,315	78.4		4,879
Total	**102**	**$**	**2,556,785**	**$**	**30,385**	**12,807**	**82.6**	**$**	**4,586**

TOTAL OPERATING PORTFOLIO

		1Q18		2Q18		3Q18		4Q18		1Q19
Property count		100		102		97		93		102
Investment	$	2,600,444	$	2,500,375	$	2,462,108	$	2,228,265	$	2,556,785
Units		13,580		13,527		12,995		11,708		12,807
Occupancy %		85.5		84.6		84.2		83.0		82.6
REVPOR SHOP	$	4,069	$	4,027	$	4,089	$	4,259	$	4,586
Real Estate Revenues	$	144,670	$	138,352	$	137,044	$	127,909	$	126,181
Operating Expenses		(101,746)		(101,767)		(106,182)		(104,617)		(96,948)
NOI	**$**	**42,925**	**$**	**36,585**	**$**	**30,863**	**$**	**23,292**	**$**	**29,233**
Cash Real Estate Revenues	$	142,318	$	136,700	$	137,815	$	127,950	$	127,149
Cash Operating Expenses		(101,001)		(100,239)		(105,576)		(101,428)		(96,764)
Cash NOI	**$**	**41,317**	**$**	**36,461**	**$**	**32,240**	**$**	**26,522**	**$**	**30,385**
Cash NOI Margin %		29.0		26.7		23.4		20.7		23.9

(1) Includes property count, Investment and units for fourteen properties that converted from senior housing triple-net in the quarter. Cash NOI for these properties is reflected in senior housing triple-net.

As of and for the quarter ended March 31, 2019, dollars in thousands, except REVPOR

OPERATING PORTFOLIO METRICS

MSA	Investment	Cash NOI	% of SHOP Cash NOI	Units[1] AL	Units[1] IL	Occupancy %	REVPOR SHOP[1] AL	REVPOR SHOP[1] IL
Houston, TX	$ 303,608	$ 6,243	20.5	311	1,606	87.4	$ 4,943	$ 2,844
Denver, CO	174,908	2,485	8.2	154	437	88.6	4,618	4,153
Chicago, IL	186,999	2,116	7.0	250	659	81.8	10,648	4,752
Dallas, TX	72,136	1,708	5.6	287	216	88.5	4,232	3,610
Washington, DC	173,466	1,685	5.5	607	—	81.9	6,066	—
Miami, FL	210,155	1,448	4.8	1,162	224	83.1	4,189	—
Memphis, TN	72,566	1,303	4.3	—	182	95.2	—	6,051
Phoenix, AZ	42,634	1,191	3.9	—	211	93.5	—	4,202
New York, NY	113,262	1,190	3.9	409	—	92.7	7,788	—
Boston, MA	58,106	868	2.9	177	—	86.0	7,211	—
St. Louis, MO	46,577	835	2.7	152	—	78.1	8,005	—
Baltimore, MD	150,405	800	2.6	463	—	75.6	5,866	—
Austin, TX	38,481	772	2.5	136	—	96.2	5,362	—
Sarasota, FL	39,853	766	2.5	—	164	N/A	—	—
Richmond, VA	50,329	746	2.5	204	—	N/A	—	—
Boulder, CO	42,707	679	2.2	—	96	93.6	—	4,619
Dayton, OH	46,478	612	2.0	175	108	93.7	5,526	2,897
Fresno, CA	39,708	611	2.0	—	172	93.0	—	3,785
Charlotte, NC	45,450	570	1.9	135	—	79.2	5,155	—
Albuquerque, NM	10,698	531	1.7	149	—	87.4	4,016	—
Remaining	638,258	3,226	10.6	3,308	653	73.1	4,793	4,409
Total	**$ 2,556,785**	**$ 30,385**	**100.0**	**8,079**	**4,728**	**82.6**	**$ 5,192**	**$ 3,807**

(1) Units and REVPOR SHOP are based on the majority type within each community. AL includes needs-based care, such as memory care.

SHOP | Same Property Portfolio

Dollars in thousands, except REVPOR

CORE

	1Q18	2Q18	3Q18	4Q18	1Q19	Sequential Growth	Year-Over-Year Growth
Property count	33	33	33	33	33	—	—
Investment	$ 1,038,212	$ 1,043,002	$ 1,048,281	$ 1,055,657	$ 1,059,218	0.3 %	2.0 %
Units	4,338	4,343	4,338	4,339	4,338	— %	— %
Occupancy %	89.5	88.9	88.6	88.5	86.9	(1.6%)	(2.6%)
REVPOR SHOP	$ 4,142	$ 4,198	$ 4,210	$ 4,203	$ 4,344	3.4%	4.9%
Real Estate Revenues	$ 48,447	$ 48,559	$ 48,454	$ 48,495	$ 48,763	0.6%	0.7 %
Operating Expenses	(31,574)	(32,236)	(32,504)	(34,106)	(32,920)	(3.5%)	4.3 %
NOI	$ 16,873	$ 16,323	$ 15,950	$ 14,390	$ 15,842	10.1%	(6.1%)
Cash Real Estate Revenues	$ 48,265	$ 48,591	$ 48,557	$ 48,435	$ 49,133	1.4%	1.8 %
Cash Operating Expenses	(31,564)	(32,213)	(32,529)	(33,150)	(33,114)	(0.1%)	4.9 %
Cash NOI	$ 16,701	$ 16,378	$ 16,028	$ 15,285	$ 16,019	4.8%	(4.1%)
Cash NOI Margin %	34.6	33.7	33.0	31.6	32.6	1.0%	(2.0%)

TRANSITION[1]

	1Q18	2Q18	3Q18	4Q18	1Q19	Sequential Growth	Year-Over-Year Growth
Property count	17	17	17	17	17	—	—
Investment	$ 333,118	$ 335,721	$ 337,031	$ 341,409	$ 340,343	(0.3%)	2.2 %
Units	2,066	2,065	2,066	2,066	2,067	— %	— %
Occupancy %	87.1	85.0	83.9	84.1	83.4	(0.7%)	(3.7%)
REVPOR SHOP	$ 4,060	$ 4,087	$ 4,035	$ 3,947	$ 4,141	4.9%	2.0 %
Real Estate Revenues	$ 22,391	$ 21,730	$ 20,226	$ 20,722	$ 21,402	3.3%	(4.4%)
Operating Expenses	(15,951)	(16,241)	(15,784)	(16,646)	(15,770)	(5.3%)	(1.1%)
NOI	$ 6,441	$ 5,489	$ 4,441	$ 4,076	$ 5,632	38.2%	(12.6%)
Cash Real Estate Revenues	$ 21,922	$ 21,535	$ 20,977	$ 20,580	$ 21,411	4.0%	(2.3%)
Cash Operating Expenses	(15,186)	(15,718)	(15,623)	(16,234)	(15,787)	(2.8%)	4.0 %
Cash NOI	$ 6,736	$ 5,818	$ 5,354	$ 4,346	$ 5,625	29.4%	(16.5%)
Cash NOI Margin %	30.7	27.0	25.5	21.1	26.3	5.2%	(4.4%)

(1) Represents properties previously managed by Brookdale that have transitioned to new operators or are expected to sell in 2019 in accordance with the Brookdale Transaction. Refer to the 4Q17 Earnings Release and Supplemental Report for additional information.

SHOP | Same Property Portfolio

Dollars in thousands, except REVPOR

TOTAL

		1Q18		2Q18		3Q18		4Q18		1Q19	Sequential Growth	Year-Over-Year Growth
Property count		50		50		50		50		50	—	—
Investment	$	1,371,330	$	1,378,722	$	1,385,311	$	1,397,066	$	1,399,561	0.2 %	2.1 %
Units		6,404		6,408		6,404		6,405		6,405	— %	— %
Occupancy %		88.8		87.7		87.1		87.1		85.8	(1.3%)	(3.0%)
REVPOR SHOP	$	4,116	$	4,163	$	4,156	$	4,123	$	4,281	3.8%	4.0 %
Real Estate Revenues	$	70,838	$	70,290	$	68,679	$	69,217	$	70,165	1.4%	(1.0%)
Operating Expenses		(47,524)		(48,478)		(48,288)		(50,752)		(48,690)	(4.1%)	2.5%
NOI	$	**23,314**	$	**21,812**	$	**20,391**	$	**18,465**	$	**21,475**	**16.3%**	**(7.9%)**
Cash Real Estate Revenues	$	70,187	$	70,126	$	69,534	$	69,015	$	70,544	2.2%	0.5 %
Cash Operating Expenses		(46,750)		(47,931)		(48,153)		(49,384)		(48,901)	(1.0%)	4.6 %
Cash NOI	$	**23,437**	$	**22,196**	$	**21,381**	$	**19,630**	$	**21,644**	**10.3%**	**(7.7%)**
Cash NOI Margin %		33.4		31.7		30.7		28.4		30.7	2.3%	(2.7%)

SHOP | New Supply

As of and for the quarter ended March 31, 2019, dollars in thousands

NEW SUPPLY ANALYSIS[(1)]

	SHOP			5-Mile Radius[(2)]						
MSA	**Units**	**Cash NOI**	**% of SHOP Cash NOI**	**Properties/ Units Under Construction[(3)]**	**Cash NOI Exposed to New Supply[(4)]**	**5-Year 80+ Population Growth % 2019-2024**	**80+ Penetration Rate %**	**Median Household Income**	**Median Home Value**	**Unemploy-ment%**
US National Average						***14.1***	***11.8***	***$ 63***	***$ 218***	***4.0***
Houston, TX	1,917	$ 6,243	20.5	4 / 1,014	$ 4,130	22.4	19.1	92	310	3.4
Denver, CO	591	2,485	8.2	4 / 641	1,749	15.8	16.8	67	384	3.4
Chicago, IL	687	2,116	7.0	1 / 163	99	11.7	18.3	112	328	3.9
Dallas, TX	503	1,708	5.6	2 / 250	789	22.1	15.7	64	178	4.1
Washington, DC	467	1,685	5.5	3 / 259	1,148	18.6	7.7	112	423	3.2
Miami, FL	1,386	1,448	4.8	4 / 485	503	10.4	8.6	59	231	4.0
Memphis, TN	182	1,303	4.3	2 / 343	1,303	12.6	23.9	83	240	2.8
Phoenix, AZ	211	1,191	3.9	1 / 128	1,191	17.9	14.4	56	225	4.1
New York, NY	187	1,190	3.9	2 / 142	721	9.4	11.1	117	477	4.0
Boston, MA	177	868	2.9	1 / 72	670	11.1	10.6	91	617	2.8
St. Louis, MO	152	835	2.7	1 / 15	430	5.7	10.3	88	267	2.3
Baltimore, MD	375	800	2.6	-- / --	—	10.5	6.9	91	320	3.9
Austin, TX	136	772	2.5	-- / --	—	30.5	21.5	65	239	3.4
Sarasota, FL	164	766	2.5	-- / --	—	12.6	12.7	64	274	3.0
Richmond, VA	204	746	2.5	1 / 42	746	6.6	34.9	105	358	2.3
Boulder, CO	96	679	2.2	-- / --	—	18.8	19.8	69	698	3.0
Dayton, OH	180	612	2.0	2 / 298	612	6.5	9.9	67	169	3.5
Fresno, CA	172	611	2.0	-- / --	—	11.5	11.8	73	285	6.6
Charlotte, NC	135	570	1.9	-- / --	—	21.1	18.0	89	264	2.9
Albuquerque, NM	149	531	1.7	-- / --	—	16.6	7.1	44	184	4.7
Remaining	3,079	3,226	10.6	4 / 569	141	14.7	10.5	68	272	3.5
Total	**11,150**	**$ 30,385**	**100.0**	**32 / 4,421**	**$ 14,232**	**15.5**	**14.1**	**$ 81**	**$ 313**	**3.5**
% of Total Cash NOI and Interest Income					**5.4%**					

(1) Excludes fourteen properties that converted from senior housing triple-net to SHOP in the quarter which are reflected in senior housing triple-net new supply analysis.
(2) Demographic data provided by StratoDem Analytics for 2019. Construction and supply data provided by NIC for the quarter ended March 31, 2019. Data reflects a 5-mile radius around each community and is weighted by Cash NOI. See Glossary for further discussion.
(3) Represents the number of properties and units with similar care types that are under construction.
(4) Represents total Cash NOI exposed to new construction and material expansions.

Life Science

As of and for the quarter ended March 31, 2019, dollars and square feet in thousands

INVESTMENTS[1]

MSA	Property Count	Investment		Cash NOI	Square Feet	Occupancy %
San Francisco, CA	71	$	2,539,681	$ 47,535	3,821	97.9
San Diego, CA	30		870,446	14,727	2,085	94.6
Boston, MA	3		315,930	4,053	462	100.0
Remaining	8		154,002	3,688	512	100.0
	112	**$ 3,880,059**		**$ 70,003**	**6,880**	**97.2**

SAME PROPERTY PORTFOLIO

	1Q18		2Q18		3Q18		4Q18		1Q19
Property Count	97		97		97		97		97
Investment	$ 2,990,282	$	3,016,786	$	3,031,534	$	3,042,715	$	3,047,652
Square Feet	5,875		5,875		5,876		5,876		5,876
Occupancy %	93.5		95.1		95.9		96.2		96.8
Real Estate Revenues	$ 69,072	$	70,254	$	73,080	$	73,250	$	73,340
Operating Expenses	(15,345)		(16,396)		(17,561)		(17,400)		(16,465)
NOI	**$ 53,727**	**$**	**53,858**	**$**	**55,519**	**$**	**55,849**	**$**	**56,875**
Cash Real Estate Revenues	$ 68,288	$	69,818	$	72,472	$	72,662	$	72,881
Cash Operating Expenses	(15,326)		(16,378)		(17,548)		(17,387)		(16,452)
Cash NOI	**$ 52,962**	**$**	**53,440**	**$**	**54,925**	**$**	**55,275**	**$**	**56,429**
				Year-Over-Year Three-Month SPP Growth %					**6.5%**

(1) Excludes thirteen properties that are in Development.

Life Science

As of March 31, 2019, dollars and square feet in thousands

SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)

Year	Leased Square Feet	%	Annualized Base Rent[1]	%	Square Feet	Annualized Base Rent[1]	Square Feet	Annualized Base Rent[1]	Square Feet	Annualized Base Rent[1]	Square Feet	Annualized Base Rent[1]
	Total				**San Francisco**		**San Diego**		**Boston**		**Remaining**	
2019[2]	416	6	$ 13,288	5	155	$ 4,658	181	$ 5,252	80	$ 3,378	—	$ —
2020	550	8	20,778	7	316	12,400	197	6,703	37	1,674	—	—
2021	831	12	49,993	17	684	44,710	147	5,283	—	—	—	—
2022	654	10	22,082	8	235	8,690	348	11,410	—	—	70	1,982
2023	710	11	40,305	14	550	34,531	97	3,817	27	1,378	36	579
Thereafter	3,524	53	145,798	50	1,799	91,629	1,001	27,464	318	14,224	406	12,481
	6,686	**100**	**$ 292,245**	**100**	**3,739**	**$ 196,619**	**1,972**	**$ 59,930**	**462**	**$ 20,653**	**512**	**$ 15,042**

TENANT CONCENTRATION

	Remaining Lease Term in Years	Leased Square Feet Amount	% of Total	Annualized Base Rent[1] Amount	% of Total	Credit Rating
Amgen	3.5	684	10	$ 50,344	17	A
Myriad Genetics	6.2	359	5	11,033	4	—
Takeda/Shire	7.4	266	4	9,790	3	BBB+
Rigel Pharmaceuticals	3.8	147	2	9,351	3	—
AstraZeneca Pharmaceuticals	8.0	156	2	8,558	3	BBB+
General Atomics	11.5	510	8	7,613	3	—
Five Prime	8.8	115	2	7,025	2	—
NuVasive	15.2	169	3	6,436	2	—
Duke University	10.5	166	2	6,178	2	AA+
Pfizer/Rinat Neuroscience	5.8	123	2	4,826	2	AA
Remaining	5.0	3,990	60	171,089	59	—
	5.5	**6,686**	**100**	**$ 292,245**	**100**	



Public Biotech / Medical Device 51%
University, Government, Research 4%
Office and R&D 8%
Pharma 16%
Private Biotech / Medical Device 21%

(1) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(2) Includes month-to-month and holdover leases.

Life Science

Square feet in thousands

LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents	HCP Tenant Improvements per Sq. Ft.	Leasing Costs per Sq. Ft.	Average Lease Term (Months)	Retention Rate YTD
Leased Square Feet as of December 31, 2018	**6,488**	**$ 43.97**					
Acquisitions	64	47.73					
Developments	113	11.88					
Redevelopments placed in service	72	60.02					
Properties placed into redevelopment	(84)	87.09					
Expirations	(164)	35.15					
Renewals, amendments and extensions	102	42.21	21.4	$ 0.38	$ 7.54	38	62.2%
New leases	105	50.71		78.82	19.29	105	
Terminations	(10)	32.07					
Leased Square Feet as of March 31, 2019	**6,686**	**$ 43.71**					

Rendering of The Shore at Sierra Point
South San Francisco, CA

Medical Office

As of and for the quarter ended March 31, 2019, dollars and square feet in thousands

PORTFOLIO BY MARKET[1]

| | | | | | Square Feet | | | | | | |
| MSA | Property Count | Investment | Cash NOI | Occupancy % | On-campus[2] | | Off-campus[3] | | Total | | % of Total |
					Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	Multi-tenant	Single-tenant	
Dallas, TX	28	$ 726,978	$ 16,607	91.3	1,910	1,352	328	54	2,238	1,406	18
Houston, TX	29	563,654	9,687	93.1	1,244	1,365	287	—	1,530	1,365	14
Seattle, WA	6	226,353	6,183	93.8	667	—	—	—	667	—	3
Denver, CO	16	284,652	5,602	87.9	1,077	—	35	—	1,113	—	5
Nashville, TN	14	174,760	4,937	92.9	1,289	10	—	—	1,289	10	6
Louisville, KY	11	217,896	4,260	92.0	565	17	447	15	1,012	32	5
Greenville, SC	16	295,331	3,968	99.4	232	560	12	52	244	612	4
Philadelphia, PA	3	369,708	3,455	85.6	700	—	217	90	917	90	5
Phoenix, AZ	13	184,015	3,289	91.2	519	—	207	—	726	—	3
Salt Lake City, UT	13	149,919	3,253	90.9	434	63	261	7	695	71	4
San Diego, CA	5	110,008	2,229	98.3	—	176	155	—	155	176	2
Miami, FL	10	98,382	2,188	85.2	499	—	—	30	499	30	3
Las Vegas, NV	7	124,408	1,808	83.4	536	—	—	—	536	—	3
Kansas City, MO	3	78,854	1,526	96.3	260	—	—	8	260	8	1
Fresno, CA	1	59,689	1,489	100.0	—	56	—	—	—	56	—
San Antonio, TX	4	71,048	1,358	79.5	354	—	—	—	354	—	2
Ogden, UT	9	63,609	1,207	87.3	269	—	13	68	282	68	2
Los Angeles, CA	4	65,245	1,176	88.4	106	—	97	—	202	—	1
Sacramento, CA	2	75,345	1,001	99.0	—	—	29	92	29	92	1
Washington, DC	3	65,970	974	88.5	55	29	99	—	154	29	1
Remaining	71	881,298	15,238	96.5	1,620	1,293	422	457	2,043	1,750	18
	268	**$ 4,887,122**	**$ 91,437**	**92.1**	**12,336**	**4,921**	**2,609**	**873**	**14,945**	**5,794**	**100**

(1)   Excludes one property that is in Development.
(2)   Includes 7.3 million square feet subject to ground leases with average expirations of 55 years and renewal options generally ranging from 10 to 25 years.
(3)   Includes medical office buildings that are off-campus, adjacent (within 0.25 miles of a hospital campus) and anchored (50% or more leased by a health system).

Medical Office

As of and for the quarter ended March 31, 2019, square feet in thousands

SQUARE FEET BY HEALTH SYSTEM

Health System	Health System Rank[1]	Credit Rating	Square Feet						Directly Leased by Health System	
			On-Campus	Anchored[2]	Adjacent[2]	Off-Campus	Total	% of Total	% Square Feet	% of Annualized Base Rent
HCA	2	Ba1	8,693	60	236	—	8,989	43.3	22.0	22.3
Memorial Hermann Health System	41	A1	1,634	80	—	—	1,714	8.3	8.3	4.5
Community Health Systems, Inc.	8	Caa3	1,298	51	—	—	1,348	6.5	5.5	3.6
Greenville Health System	62	A2	792	64	—	—	856	4.1	4.2	3.6
Norton Healthcare	120	—	582	15	328	—	926	4.5	2.8	3.1
Jefferson Health	160	A2	700	—	—	—	700	3.4	2.0	2.0
Providence Health & Services	4	Aa3	563	—	—	—	563	2.7	1.3	2.1
Steward Health Care	N/A	—	547	—	—	—	547	2.6	1.6	1.4
Remaining - credit rated			2,055	744	507	—	3,306	15.9		
Non-credit rated			392	226	56	1,116	1,789	8.6		
Total			**17,256**	**1,240**	**1,127**	**1,116**	**20,739**	**100.0**	**47.7**	**42.6**
% of Total			**83.2**	**6.0**	**5.4**	**5.4**				
Total Healthcare Affiliated				**94.6%**						

LEASING ACTIVITY

	Leased Square Feet	Annualized Base Rent Per Sq. Ft.	% Change in Cash Rents[4]	HCP Tenant Improvements per Sq. Ft.	Leasing Costs per Sq. Ft.	Average Lease Term (Months)	Retention Rate YTD
Leased Square Feet as of December 31, 2018[3]	**19,105**	**$ 23.99**					
Expirations	(794)	25.41					
Renewals, amendments and extensions	635	25.67	(0.2)	$ 9.68	$ 5.43	71	80.0%
New leases	175	24.51		36.00	5.21	83	
Terminations	(13)	30.66					
Leased Square Feet as of March 31, 2019	**19,108**	**$ 24.27**					

(1) Ranked by revenue based on the 2017 *Modern Healthcare's Healthcare Systems Financial Database*. Systems denoted as N/A are not reported.
(2) Denotes whether the medical office building is adjacent (within 0.25 miles) to a hospital campus or anchored (the asset is off-campus, but is 50% or more leased to a health system).
(3) For comparative purposes, December 31, 2018 includes two properties that were reclassified into the Medical Office segment during the quarter.
(4) For comparative purposes, reflects adjustments for leases that converted to a different lease type upon renewal, amendment or extension of the original lease.

Medical Office

As of and for the quarter ended March 31, 2019, dollars and square feet in thousands

SELECTED LEASE EXPIRATION DATA (NEXT 5 YEARS)[1]

Year	Total Leased Square Feet	%	Total Annualized Base Rent[2]	%	On-Campus Square Feet	On-Campus Annualized Base Rent[2]	Off-Campus Square Feet	Off-Campus Annualized Base Rent[2]
2019[3]	2,082	11	$ 53,045	12	1,625	$ 42,728	458	$ 10,317
2020	2,481	13	64,738	15	2,100	56,145	381	8,593
2021	2,012	11	51,078	11	1,709	43,580	303	7,498
2022	1,859	10	47,617	11	1,444	36,850	415	10,767
2023	1,593	8	41,283	9	1,314	34,217	278	7,066
Thereafter	9,051	47	187,643	42	7,736	155,701	1,315	31,941
	19,078	**100**	**$ 445,405**	**100**	**15,928**	**$ 369,222**	**3,149**	**$ 76,183**

SAME PROPERTY PORTFOLIO

	1Q18	2Q18	3Q18	4Q18	1Q19
Property Count	236	236	236	236	236
Investment	$ 3,905,087	$ 3,925,685	$ 3,943,432	$ 3,977,672	$ 3,982,868
Square feet	18,104	18,104	18,093	18,144	18,145
Occupancy %	93.2	92.9	93.0	92.8	92.5
Real Estate Revenues	$ 118,557	$ 119,900	$ 121,959	$ 119,730	$ 121,976
Operating Expenses	(40,288)	(41,148)	(42,648)	(40,129)	(40,919)
NOI	**$ 78,269**	**$ 78,752**	**$ 79,311**	**$ 79,601**	**$ 81,057**
Cash Real Estate Revenues	$ 116,248	$ 117,781	$ 120,249	$ 118,050	$ 120,111
Cash Operating Expenses	(39,682)	(40,541)	(42,046)	(39,526)	(40,312)
Cash NOI	**$ 76,566**	**$ 77,239**	**$ 78,203**	**$ 78,524**	**$ 79,799**
				Year-Over-Year Three-Month SPP Growth %	**4.2%**

(1) Excludes 30,000 square feet and annualized base revenue of $0.5 million related to two assets held for sale at March 31, 2019.
(2) Annualized Base Rent does not include tenant recoveries, additional rent in excess of floors, and non-cash revenue adjustments.
(3) Includes month-to-month and holdover leases.

Other | Wholly-owned

As of and for the quarter ended March 31, 2019, dollars in thousands

LEASED PROPERTIES

Type/Operator	Property Count	Investment	Cash NOI	Beds	Occupancy %[1]	Facility EBITDARM CFC[1]	Facility EBITDAR CFC[1]
Hospitals	12	$ 303,591	$ 12,567	1,310	47.2	3.33x	2.99x
Post-acute/skilled	1	17,909	320	120	89.2	2.02x	1.65x
Total Leased Properties	**13**	**$ 321,500**	**$ 12,887**				

DEBT INVESTMENTS

	Investment	Interest Income	Yield	Weighted Average Maturity in Years
620 Terry Development Loan[2]	$ 61,435	$ 821	6.5%	3.7
Remaining	44,041	892	8.4%	2.9
Total Debt Investments	**$ 105,475**	**$ 1,713**	**7.3%**	**3.3**

SAME PROPERTY PORTFOLIO

	1Q18	2Q18	3Q18	4Q18	1Q19
Property count	13	13	13	13	13
Investment	$ 321,500	$ 321,500	$ 321,500	$ 321,500	$ 321,500
Beds	1,430	1,430	1,430	1,430	1,430
Occupancy %[1]	47.7	51.2	47.9	46.2	47.2
Facility EBITDARM CFC[1]	3.03x	3.47x	3.66x	3.44x	3.33x
Facility EBITDAR CFC[1]	2.71x	3.13x	3.32x	3.10x	2.99x
Real Estate Revenues	$ 12,411	$ 12,561	$ 12,648	$ 12,664	$ 12,700
Operating Expenses	6	(17)	(8)	(26)	(7)
NOI	**$ 12,417**	**$ 12,544**	**$ 12,640**	**$ 12,638**	**$ 12,694**
Cash Real Estate Revenues	$ 12,582	$ 12,680	$ 12,838	$ 12,858	$ 12,895
Cash Operating Expenses	6	(17)	(8)	(26)	(7)
Cash NOI	**$ 12,588**	**$ 12,663**	**$ 12,830**	**$ 12,833**	**$ 12,888**
			Year-Over-Year Three-Month SPP Growth		**2.4%**

(1) Certain operators in our hospital portfolio are not required under their respective leases to provide operational data. SPP occupancy and CFC excludes data for one post-acute/skilled property.

(2) Investment represents fundings under the $115 million participating development loan for the construction of 620 Terry, a $147 million senior housing development located in Seattle. Upon sale or refinancing, we will receive 20% of fair market value in excess of the total development cost.

Other | Unconsolidated JVs[1]

As of and for the quarter ended March 31, 2019, dollars and square feet in thousands

SELECTED FINANCIAL DATA AT 100%	Total	CCRC JV	Other SHOP JVs	U.K. JV	Medical Office	Remaining
Joint ventures' Investment	$ 2,335,593	$ 1,497,585	$ 258,945	$ 519,474	$ 50,013	$ 9,576
Joint ventures' mortgage debt	1,050,057	611,813	144,051	291,488	—	2,705
Property count	99	15	10	68	3	3
Capacity		7,269 Units	1,049 Units	3,586 Beds	294 Sq. Ft.	360 Beds
Occupancy %		85.8	89.0	89.1	77.0	74.6
Total revenues	$ 129,216	$ 106,609	$ 9,905	$ 10,557	$ 1,697	$ 448
Operating expenses	(92,245)	(84,442)	(6,951)	—	(831)	(21)
NOI	**$ 36,971**	**$ 22,167**	**$ 2,954**	**$ 10,557**	**$ 866**	**$ 427**
Depreciation and amortization	(31,251)	(24,974)	(2,101)	(3,582)	(523)	(71)
General and administrative expenses	(1,288)	(33)	(10)	(1,107)	(136)	(2)
Transaction-related items	(310)	(310)	—	—	—	—
Interest expense and other	(11,672)	(6,195)	(1,554)	(3,842)	—	(81)
Net income (loss)	**$ (7,550)**	**$ (9,345)**	**$ (711)**	**$ 2,026**	**$ 207**	**$ 273**
Depreciation and amortization	31,251	24,974	2,101	3,582	523	71
NAREIT FFO	**$ 23,701**	**$ 15,629**	**$ 1,390**	**$ 5,608**	**$ 730**	**$ 344**
Transaction-related items	310	310	—	—	—	—
FFO as adjusted	**$ 24,011**	**$ 15,939**	**$ 1,390**	**$ 5,608**	**$ 730**	**$ 344**
Non-refundable Entrance Fee sales, net[2]	7,134	7,134	—	—	—	—
Non-cash adjustments to NOI	(923)	(25)	47	(965)	20	—
Non-cash adjustments to net income	913	264	59	588	—	2
FAD capital expenditures	(3,132)	(2,878)	(160)	—	(94)	—
FAD	**$ 28,003**	**$ 20,434**	**$ 1,336**	**$ 5,231**	**$ 656**	**$ 346**
HCP's SHARE OF UNCONSOLIDATED JVs						
HCP's ownership percentage		49%	45% - 90%	49%	20% - 67%	80%
HCP's net equity investment[3]	$ 337,717	$ 166,379	$ 57,174	$ 102,694	$ 10,039	$ 1,431
Mortgage debt[3]	333,836	102,802	88,206	142,828	—	—
NOI	18,299	10,862	1,490	5,173	432	342
Cash NOI	21,309	14,315	1,519	4,700	433	342
Net income (loss)[3]	(863)	(2,096)	(489)	1,295	208	219
NAREIT FFO[3]	14,214	9,710	774	3,051	404	275
FFO as adjusted[3]	14,365	9,861	774	3,051	404	275
FAD[3]	16,303	12,020	754	2,866	386	277

(1) Excludes land held for development and includes one senior housing development.
(2) Includes $16.4 million related to non-refundable Entrance Fees (net of reserve for early terminations) included in FAD as the fees are collected by our CCRC JV, partially offset by $9.2 million related to non-refundable Entrance Fee amortization recognized on an FFO basis over the estimated stay of the residents. See Entrance Fees in Glossary.
(3) HCP's pro rata share excludes activity related to $192 million of debt funded by HCP at the CCRC JV.

Other | Unconsolidated JV Capital

Represents HCP's pro rata share of unconsolidated JVs for the quarter ended March 31, 2019, dollars in thousands

UNCONSOLIDATED JV CAPITAL

	Three Months Ended March 31, 2019
FAD capital expenditures	$ 1,172
Revenue enhancing capital expenditures	3,253
Tenant improvements - 1st generation	8
Development	2,149
Capitalized interest	161
Total capital expenditures	**$ 6,742**

DEVELOPMENT PROJECTS IN PROCESS

Project	MSA	Property Type	Property Count	CIP	Cost to Complete	Total at Completion	Units	Project Start	Actual / Estimated Occupancy Initial	Stabilized
Waldwick	New York, NY	Senior housing	1	$ 14,258	$ 9,263	$ 23,521	79	3Q17	3Q19	1Q21

LAND HELD FOR DEVELOPMENT

Project	MSA	Property Type	Gross Site Acreage	Estimated Rentable Units	Investment to Date
Oakmont Village	Santa Rosa, CA	Senior housing	3	74	$ 2,340
Brandywine	Philadelphia, PA	Senior housing	8	67	797
			11	**141**	**$ 3,137**

Other | CCRC JV

Dollars in thousands, except REVPOR

CCRC JV		1Q18		2Q18		3Q18		4Q18		1Q19
Property count		15		15		15		15		15
Units		7,257		7,262		7,268		7,273		7,269
Occupancy %		86.4		85.8		85.5		85.7		85.8
REVPOR[1]	$	5,099	$	5,132	$	5,188	$	5,206	$	5,208

HCP's SHARE OF CCRC JV		1Q18		2Q18		3Q18		4Q18		1Q19
Investment	$	713,996	$	718,920	$	723,044	$	729,503	$	733,817
Cash Real Estate Revenues excluding Cash NREFs, net	$	46,982	$	46,983	$	47,370	$	47,682	$	47,728
Cash NREFs, net[2]		6,235		7,186		10,299		8,687		7,767
Cash Operating Expenses		(40,916)		(40,980)		(42,095)		(42,126)		(41,181)
Cash NOI	$	**12,300**	$	**13,189**	$	**15,574**	$	**14,243**	$	**14,315**
Margin % including NREFs, net		23.0		24.2		26.8		25.1		25.7
						Year-Over-Year Three-Month Growth				**16.4%**

(1)   The 3-month average Cash Rental and Operating Revenues per occupied unit excluding Cash NREFs, net for the period presented.
(2)   Represents non-refundable Entrance Fees, net of a 15% reserve for statutory refunds due to early terminations and related management fees. See Entrance Fees in Glossary.

2019 Guidance[1]

Projected full year 2019, dollars in millions, except per share amounts

	Full Year 2019 Guidance (May 1, 2019)
Net income, FFO and FFO as Adjusted per Share Guidance	
Diluted earnings per common share	$0.45 - $0.51
Diluted NAREIT FFO per common share	$1.67 - $1.73
Diluted FFO as adjusted per common share	$1.70 - $1.76
Annualized dividend per share	$1.48
Year-Over-Year SPP Cash NOI Guidance	
Total Portfolio	1.25% - 2.75%
Other Supplemental Information - Cash Addition (Reduction)	
Amortization of deferred compensation	$14 - $16
Amortization of deferred financing costs	$11 - $15
Straight-line rents	($25) - ($31)
FAD capital expenditures	($95) - ($110)
CCRC Entrance Fees, net	$12 - $16
Deferred income taxes	($12) - ($18)
Other FAD adjustments - primarily JV FAD Capital	($3) - ($7)
Capital Expenditures (excluding FAD Capital Expenditures)[2]	
1st generation tenant improvements / ICE	$55 - $70
Casualty related capital	$5 - $10
Revenue enhancing	$70 - $85
Development and Redevelopment	$600 - $700
Development loan funding	$85 - $95
Other Items	
Interest income	$8 - $12
General and administrative	$84 - $89
Interest expense	$215 - $235
HCP's share of Unconsolidated JVs Cash NOI	$75 - $83
HCP's share of Unconsolidated JVs FFO	$48 - $56

(1) Refer to the February 13, 2019 release for additional 2019 Guidance.
(2) Includes HCP's Share of Unconsolidated JVs.

Glossary

Adjusted Fixed Charge Coverage*

Adjusted EBITDAre divided by Fixed Charges. Adjusted Fixed Charge Coverage is a supplemental measure of liquidity and our ability to meet interest payments on our outstanding debt and pay dividends to our preferred stockholders, if applicable. Our various debt agreements contain covenants that require us to maintain ratios similar to Adjusted Fixed Charge Coverage, and credit rating agencies utilize similar ratios in evaluating and determining the credit rating on certain of our debt instruments. Adjusted Fixed Charge Coverage is subject to the same limitations and qualifications as Adjusted EBITDAre and Fixed Charges.

Annualized Base Rent

The most recent month's (or subsequent month's if acquired in the most recent month) base rent including additional rent floors, cash income from DFLs and/or interest income annualized for 12 months. Annualized Base Rent excludes properties in our SHOP and properties sold or held for sale during the quarter. Further, Annualized Base Rent does not include tenant recoveries, additional rents in excess of floors and non-cash revenue adjustments (i.e., straight-line rents, amortization of market lease intangibles, DFL non-cash interest and deferred revenues). We use Annualized Base Rent for the purpose of determining Lease Expirations and Debt Investment Maturities.

Cash Flow Coverage ("CFC")*

Facility EBITDAR or Facility EBITDARM divided by the aggregate of base rent and any additional rent due to us for the trailing 12-month period one quarter in arrears from the period presented. CFC is a supplemental measure of a property's ability to generate cash flows for the operator/tenant (not HCP) to meet the operator's/tenant's related rent and other obligations to us. However, CFC is subject to the same limitations and qualifications as Facility EBITDAR or Facility EBITDARM. CFC is not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities and facilities for which data is not available or meaningful.

Cash Operating Expenses*

Cash Operating Expenses represents property level operating expenses (which exclude transition costs) after eliminating the effects of straight-line rents, lease termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee expense.

Cash Real Estate Revenues*

Cash Real Estate Revenues represents rental and related revenues, resident fees and services and income from DFLs after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, lease termination fees and the impact of deferred community fee income.

Completion Date - Development/Redevelopment

For Developments, management's estimate of the period the core and shell structure improvements are expected to be or have been completed. For Redevelopments, management's estimate of the period in which major construction activity in relation to the scope of the project has been or will be substantially completed and excludes the completion of tenant improvements.

Consolidated Debt

The carrying amount of bank line of credit and term loans, senior unsecured notes, mortgage debt and other debt, as reported in our consolidated financial statements.

Consolidated Gross Assets*

The carrying amount of total assets, excluding investments in and advances to our unconsolidated JVs, after adding back accumulated depreciation and amortization, as reported in our consolidated financial statements. Consolidated Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Consolidated Secured Debt

Mortgage and other debt secured by real estate, as reported in our consolidated financial statements.

Continuing Care Retirement Community ("CCRC")

A senior housing facility which provides at least three levels of care (i.e., independent living, assisted living and skilled nursing).

Debt Investments

Loans secured by a direct interest in real estate and mezzanine loans.

Development

Includes ground-up construction. Newly completed developments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Direct Financing Lease ("DFL")

Lease for which future minimum lease payments are recorded as a receivable and the difference between the future minimum lease payments and the estimated residual values less the cost of the properties is recorded as unearned income. Unearned income is deferred and amortized to income over the lease terms to provide a constant yield.

EBITDAre and Adjusted EBITDAre*

EBITDAre, or EBITDA for Real Estate, is a supplemental performance measure defined by the National Association of Real Estate Investment Trusts ("NAREIT") and intended for real estate companies. It represents earnings before interest expense, income taxes, depreciation and amortization, gains or losses from sales of depreciable property (including gains or losses on change in control), and impairment charges (recoveries) related to depreciable property. Adjusted EBITDAre is defined as EBITDAre excluding impairments (recoveries) related to non-depreciable assets, transaction-related items, prepayment costs (benefits) associated with early retirement or payment of debt, severance and related charges, litigation costs (recoveries), casualty-related charges (recoveries), stock compensation expense and foreign currency remeasurement losses (gains), and is adjusted to include our share of CCRC non-refundable entrance fees received. EBITDAre and Adjusted EBITDAre include our pro rata share of our unconsolidated JVs presented on the same basis.

Enterprise Debt*

Consolidated Debt plus our pro rata share of total debt from our unconsolidated JVs. Enterprise Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of total debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Glossary

Enterprise Gross Assets*

Consolidated Gross Assets plus our pro rata share of total gross assets from our unconsolidated JVs, after adding back accumulated depreciation and amortization. Enterprise Gross Assets is a supplemental measure of our financial position, which, when used in conjunction with debt-related measures, enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Enterprise Secured Debt*

Consolidated Secured Debt plus our pro rata share of mortgage debt from our unconsolidated JVs. Enterprise Secured Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies. Our pro rata share of Enterprise Secured Debt from our unconsolidated JVs is not intended to reflect our actual liability or ability to access assets should there be a default under any or all such loans or a liquidation of the JVs.

Entrance Fees

Certain of our communities have residency agreements which require the resident to pay an upfront entrance fee prior to taking occupancy at the community. For net income, NOI and NAREIT FFO, the non-refundable portion of the entrance fee is recorded as deferred entrance fee revenue and amortized over the estimated stay of the resident based on an actuarial valuation. For Cash NOI and FAD, the non-refundable entrance fees ("NREFs") are recognized upon receipt, net of a reserve for statutory refunds due to early terminations. The refundable portion of a resident's entrance fee is generally refundable within a certain number of months or days following contract termination or upon the sale of the unit. All refundable amounts due to residents at any time in the future are classified as liabilities.

Facility EBITDAR and Facility EBITDARM*

Earnings before interest, taxes, depreciation, amortization and rent (and management fees), as applicable, for a particular facility accruing to the operator/tenant of the property (HCP as lessor), for the trailing 12 months and one quarter in arrears from the date reported. We use Facility EBITDAR or Facility EBITDARM in determining CFC and as a supplemental measure of the ability of the property to generate sufficient liquidity to meet related obligations to us. Facility EBITDAR includes: (i) contractual management fees; (ii) an imputed management fee of 5% of revenues for senior housing facilities and post-acute/skilled facilities, or (iii) an imputed management fee of 2% of revenues for hospitals. All facility financial performance data was derived solely from information provided by operators/tenants without independent verification by us. Facility EBITDAR and Facility EBITDARM are subject to the same limitations and qualifications as EBITDA. In addition, Facility EBITDAR and Facility EBITDARM do not represent a borrower's net income or cash flow from operations and should not be considered alternatives to those indicators. Facility EBITDAR and Facility EBITDARM are not presented for: (i) properties operated under a RIDEA structure; or (ii) newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant trailing 12-month period, vacant facilities and facilities for which data is not available or meaningful.

Financial Leverage*

Enterprise Debt divided by Enterprise Gross Assets. Financial Leverage is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Fixed Charges*

Total interest expense plus capitalized interest plus preferred stock dividends (if applicable). Fixed Charges also includes our pro rata share of the interest expense plus capitalized interest plus preferred stock dividends (if applicable) of our unconsolidated JVs. Fixed Charges is a supplemental measure of our interest payments on outstanding debt and dividends to preferred stockholders for purposes of presenting Fixed Charge Coverage and Adjusted Fixed Charge Coverage. Fixed Charges is subject to limitations and qualifications as, among other things, it does not include all contractual obligations.

Funds Available for Distribution ("FAD")*

See the "Funds Available for Distribution" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding FAD.

Funds From Operations ("NAREIT FFO") and FFO as Adjusted*

See the "Funds From Operations" definition included in the accompanying Discussion and Reconciliations of Non-GAAP Financial Measures for information regarding NAREIT FFO and FFO as adjusted.

HCP's Share of Unconsolidated Joint Ventures ("JVs")

HCP's pro rata share information is prepared on a basis consistent with the comparable consolidated amounts by applying our actual ownership percentage for the period, and is intended to reflect our proportionate economic interest in the financial position and operating results of properties in our portfolio.

Healthcare Affiliated

Represents properties that are on-campus or adjacent to a healthcare system and properties that are leased 50% or more to a healthcare system.

Initial Capital Expenditures ("ICE")

Expenditures required to bring a newly acquired property up to standard. The expenditures are typically identified during underwriting and incurred within the first year of ownership.

Investment and Portfolio Investment*

Represents: (i) the carrying amount of real estate assets and intangibles, after adding back accumulated depreciation and amortization, and (ii) the carrying amount of DFLs and Debt Investments. Portfolio Investment also includes our pro rata share of the real estate assets and intangibles held in our unconsolidated JVs, presented on the same basis as Investment, less the value attributable to refundable Entrance Fee liabilities. Investment and Portfolio Investment exclude land held for development.

Metropolitan Statistical Areas ("MSA")

Metropolitan Statistical Areas are geographic entities delineated by the Office of Management and Budget for use by Federal Statistical agencies in collecting, tabulating, and publishing Federal statistics. A metro area contains a core urban area of 50,000 or more population, consists of one or more counties and includes the counties containing the core urban area, as well as any adjacent counties that have a high degree of social and economic integration (as measured by commuting to work) with the urban core.

Glossary

Net Debt*

Enterprise Debt less the carrying amount of cash and cash equivalents as reported in our consolidated financial statements and our pro rata share of cash and cash equivalents from our unconsolidated JVs. Net Debt is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Net Debt to Adjusted EBITDAre*

Net Debt divided by Adjusted EBITDAre is a supplemental measure of our ability to decrease our debt. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

Net Operating Income from Continuing Operations ("NOI") and Cash NOI*

NOI is defined as real estate revenues (inclusive of rental and related revenues, resident fees and services, and income from direct financing leases), less property level operating expenses (which exclude transition costs); NOI excludes all other financial statement amounts included in net income (loss). Cash NOI is calculated as NOI after eliminating the effects of straight-line rents, DFL non-cash interest, amortization of market lease intangibles, termination fees, actuarial reserves for insurance claims that have been incurred but not reported, and the impact of deferred community fee income and expense.

Occupancy

For life science facilities and medical office buildings, Occupancy represents the percentage of total rentable square feet leased where rental payments have commenced, including month-to-month leases, as of the end of the period reported. For senior housing triple-net facilities, post-acute/skilled facilities and hospitals, Occupancy represents the facilities' average operating Occupancy for the trailing three-month period ended one quarter in arrears from the date reported. For SHOP properties, Occupancy represents the facilities' average operating Occupancy for the most recent calendar quarter (year-to-date for year-to-date SPP) available weighted to reflect HCP's share. The percentages are calculated based on units for senior housing facilities and available beds for post-acute/skilled facilities and hospitals. The percentages shown exclude newly completed facilities under lease-up, facilities acquired or transitioned to new operators during the relevant period, vacant facilities and facilities for which data is not available or meaningful. All facility financial performance data was derived solely from information provided by operators/tenants and borrowers without independent verification by us.

Penetration Rate

Reflects the number of available senior housing units as a percentage of total population age 80 and older. This measurement is an indicator of market demand for new development and expansion projects.

Pooled Leases

Two or more leases to the same operator/tenant or their subsidiaries under which their obligations are combined by virtue of cross default protection, a pooling agreement or multiple pooling agreements, or cross-guaranties.

Portfolio Income*

Cash NOI plus interest income plus our pro rata share of Cash NOI from our unconsolidated JVs.

Real Estate Revenues*

Includes rental related revenues, tenant recoveries, resident fees and services and income from DFLs.

Redevelopment

Properties that incur major capital expenditures to significantly improve, change the use, or reposition the property pursuant to a formal redevelopment plan. Newly completed redevelopments, are considered Stabilized at the earlier of lease-up (typically when the tenant(s) controls the physical use of 80% of the space) or 24 months from the date the property is placed in service.

Retention Rate

The ratio of total renewed square feet to the total square feet expiring and available for lease, excluding the square feet for tenant leases terminated for default or buy-out prior to the expiration of the lease.

REVPOR SHOP*

The 3-month average Cash Real Estate Revenues per occupied unit for the most recent period available. REVPOR SHOP excludes newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period, assets in redevelopment, and assets that experienced a casualty event that significantly impacted operations.

REVPOR Triple-net

The 3-month average facility revenue per occupied unit, one quarter in arrears from the period presented. Facility revenue consists primarily of resident rents generated at triple-net communities, which are not included in our financial results. Facility revenues are derived solely from information provided by operators/tenants without independent verification by us. REVPOR Triple-net excludes vacant facilities, newly completed assets under lease-up, assets sold, acquired or transitioned to a new operating structure (such as triple-net to SHOP) during the relevant period.

RIDEA

A structure whereby a taxable REIT subsidiary is permitted to rent a healthcare facility from its parent REIT and hire an independent contractor to operate the facility.

Same Property Portfolio ("SPP")*

SPP NOI and Adjusted (Cash) NOI information allows us to evaluate the performance of our property portfolio under a consistent population by eliminating changes in the composition of our consolidated portfolio of properties. SPP NOI excludes certain non-property specific operating expenses that are allocated to each operating segment on a consolidated basis. Properties are included in SPP once they are stabilized for the full period in both comparison periods. Newly acquired operating assets are generally considered stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure. A property is removed from SPP when it is classified as held for sale, sold, placed into redevelopment, experiences a casualty event that significantly impacts operations or changes its reporting structure (such as triple-net to SHOP).

Glossary

Secured Debt Ratio*

Enterprise Secured Debt divided by Enterprise Gross Assets. Secured Debt Ratio is a supplemental measure of our financial position, which enables both management and investors to analyze our leverage and to compare our leverage to that of other companies.

Square Feet (Sq. Ft.)

The square footage for properties, excluding square footage for development or redevelopment properties prior to completion.

Stabilized / Stabilization

Newly acquired operating assets are generally considered Stabilized at the earlier of lease-up (typically when the tenant(s) control(s) the physical use of at least 80% of the space) or 12 months from the acquisition date. Newly completed developments and redevelopments are considered Stabilized at the earlier of lease-up or 24 months from the date the property is placed in service. Properties that experience a change in reporting structure, such as a transition from a triple-net lease to a RIDEA reporting structure, are considered stabilized after 12 months in operations under a consistent reporting structure.

Total Market Equity

The total number of outstanding shares of our common stock multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end, plus the total number of convertible partnership units multiplied by the closing price per share of our common stock on the New York Stock Exchange as of period end (adjusted for stock splits).

Units/Square Feet/Beds

Senior housing facilities are measured in available units (e.g., studio, one or two bedroom units). Life science facilities and medical office buildings are measured in square feet. Post-acute/skilled facilities and hospitals are measured in available beds.

*   Non-GAAP Supplemental Measures
     Reconciliations, definitions and important discussions regarding the usefulness and limitations of the Non-GAAP Financial Measures used in this report can be found at
     http://ir.hcpi.com/financial-reconciliation.

Debt Ratios

Adjusted EBITDAre and Adjusted Fixed Charge Coverage

Dollars in thousands

NET INCOME TO ADJUSTED EBITDAre

		Three Months Ended March 31, 2019
Net income (loss)	**$**	**64,990**
Interest expense		49,327
Income tax expense (benefit)		(3,458)
Depreciation and amortization		131,951
Other depreciation and amortization		2,797
Loss (gain) on sales of real estate, net		(8,044)
Impairments (recoveries) of depreciable real estate, net		8,858
HCP's share of unconsolidated JV:		
Interest expense		4,250
Income tax expense (benefit)		145
Depreciation and amortization		15,077
Other JV adjustments		(427)
EBITDAre	**$**	**265,466**
Transaction-related items		5,889
Litigation costs (recoveries)		128
Amortization of deferred compensation		3,590
Foreign currency remeasurement losses (gains)		(28)
CCRC entrance fees		3,496
Adjusted EBITDAre	**$**	**278,541**
ADJUSTED FIXED CHARGE COVERAGE		
Interest expense		49,327
Capitalized interest		8,369
HCP's share of unconsolidated JV interest expense and capitalized interest		4,313
Fixed Charges	**$**	**62,009**
Adjusted Fixed Charge Coverage		**4.5x**

Debt Ratios

As of and for the quarter ended March 31, 2019, dollars in thousands

ENTERPRISE DEBT AND NET DEBT

	March 31, 2019
Bank line of credit[1]	$ 276,500
Term loans	—
Senior unsecured notes	5,260,622
Mortgage debt	137,525
Other debt	89,223
Consolidated Debt	**$ 5,763,870**
HCP's share of unconsolidated JV mortgage debt	333,836
HCP's share of unconsolidated JV other debt	170,715
Enterprise Debt	**$ 6,268,421**
Cash and cash equivalents	(120,117)
HCP's share of unconsolidated JV cash and cash equivalents	(26,473)
Net Debt	**$ 6,121,831**

FINANCIAL LEVERAGE

	March 31, 2019
Enterprise Debt	$ 6,268,421
Enterprise Gross Assets	16,943,422
Financial Leverage	37.0%

SECURED DEBT RATIO

	March 31, 2019
Mortgage debt	$ 137,525
HCP's share of unconsolidated JV mortgage debt	333,836
Enterprise Secured Debt	**$ 471,361**
Enterprise Gross Assets	16,943,422
Secured Debt Ratio	2.8%

(1) Includes £55 million translated into USD.
(2) Represents the current quarter Adjusted EBITDAre multiplied by a factor of four.

NET DEBT TO ADJUSTED EBITDAre

	Three Months Ended March 31, 2019
Net Debt	$ 6,121,831
Adjusted EBITDAre	1,114,164 [2]
Net Debt to Adjusted EBITDAre	5.5x

BOARD OF DIRECTORS

BRIAN G. CARTWRIGHT
Chairman of the Board, HCP, Inc.
Former General Counsel
U.S. Securities and Exchange Commission

THOMAS M. HERZOG
President and Chief Executive Officer, HCP, Inc.

CHRISTINE N. GARVEY
Former Global Head of Corporate
Real Estate Services, Deutsche Bank AG

R. KENT GRIFFIN, JR.
Former President and Chief Operating Officer,
BioMed Realty Trust, Inc.

DAVID B. HENRY
Former Vice Chairman and Chief Executive Officer,
Kimco Realty Corporation

LYDIA H. KENNARD
President and Chief Executive Officer,
KDG Construction Consulting

KATHERINE M. SANDSTROM
Advisor,
Heitman, LLC

EXECUTIVE MANAGEMENT

THOMAS M. HERZOG
President and Chief Executive Officer

SCOTT M. BRINKER
Executive Vice President
Chief Investment Officer

THOMAS M. KLARITCH
Executive Vice President
Chief Operating Officer
Chief Development Officer

TROY E. MCHENRY
Executive Vice President
General Counsel and Corporate Secretary

PETER A. SCOTT
Executive Vice President
Chief Financial Officer

SHAWN G. JOHNSTON
Executive Vice President
Chief Accounting Officer

GLENN T. PRESTON
Executive Vice President
Medical Office Properties

Forward-Looking Statements & Risk Factors

Statements contained in this supplemental report which are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, capital recycling plans, financing activities, or other transactions, including with respect to timing, outcomes, yields, and other details; (ii) future new supply and demographics; and (iii) the Company's 2019 guidance and assumptions with respect thereto. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this supplemental report, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: the Company's reliance on a concentration of a small number of tenants and operators for a significant percentage of its revenues and net operating income; the financial condition of the Company's existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding the Company's ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of the Company's existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to the Company and the Company's ability to recover investments made, if applicable, in their operations; the Company's concentration in the healthcare property sector, particularly in senior housing, life sciences and medical office buildings, which makes its profitability more vulnerable to a downturn in a specific sector than if the Company were investing in multiple industries; operational risks associated with third party management contracts, including the additional regulation and liabilities of RIDEA lease structures; the effect on the Company and its tenants and operators of legislation, executive orders and other legal requirements, including compliance with the Americans with Disabilities Act, fire, safety and health regulations, environmental laws, the Affordable Care Act, licensure, certification and inspection requirements, and laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements or fines for noncompliance; the Company's ability to identify replacement tenants and operators and the potential renovation costs and regulatory approvals associated therewith; the risks associated with property development and redevelopment, including costs above original estimates, project delays and lower occupancy rates and rents than expected; the potential impact of uninsured or underinsured losses; the risks associated with the Company's investments in joint ventures and unconsolidated entities,

Continued



Sky Ridge III
Lone Tree, CO

Forward-Looking Statements & Risk Factors (continued)

including its lack of sole decision making authority and its reliance on its partners' financial condition and continued cooperation; competition for the acquisition and financing of suitable healthcare properties as well as competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; the Company's ability to achieve the benefits of acquisitions or other investments within expected time frames or at all, or within expected cost projections; the potential impact on the Company and its tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect the Company's costs of compliance or increase the costs, or otherwise affect the operations, of its tenants and operators; the Company's ability to foreclose on collateral securing its real estate-related loans; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in the Company's credit ratings, and the value of its common stock, and other conditions that may adversely impact the Company's ability to fund its obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic and other conditions, including currency exchange rates; the Company's ability to manage its indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the Company's reliance on information technology systems and the potential impact of system failures, disruptions or breaches; the Company's ability to maintain its qualification as a real estate investment trust; and other risks and uncertainties described from time to time in the Company's Securities and Exchange Commission (SEC) filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

The information in this supplemental report should be read in conjunction with the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other information filed with the SEC. The Reporting Definitions (and Reconciliations of Non-GAAP Financial Measures) are an integral part of the information presented herein. You can access these documents on the Company's website, www.hcpi.com, free of charge, as well as amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website is not incorporated by reference into, and should not be considered a part of, this supplemental report.

In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC at www.sec.gov.

This supplemental report also includes market and industry data that the Company has obtained from market research, publicly available information and industry publications. The accuracy and completeness of such information are not guaranteed. The market and industry data is often based on industry surveys and preparers' experience in the industry. Similarly, although the Company believes that the surveys and market research that others have performed are reliable, it has not independently verified this information.

For more information, contact Andrew Johns, Vice President - Investor Relations, at (949) 407-0400.

East Mesa
Mesa, AZ



CORPORATE HEADQUARTERS

1920 MAIN STREET, SUITE 1200

IRVINE, CA 92614

(949) 407-0700

SAN FRANCISCO OFFICE

950 TOWER LANE, SUITE 1650

FOSTER CITY, CA 94404

NASHVILLE OFFICE

3000 MERIDIAN BOULEVARD, SUITE 200

FRANKLIN, TN 37067